As filed with the Securities and Exchange Commission on May 30, 2006	Registration No. ____________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________
FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
________________________________

PureDepth, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3570	47-0892061
(State or other jurisdiction of	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer
Incorporation or organization)		Identification No.)

	255 Shoreline Drive, Suite 610 Redwood City, California 94065 (650) 551-0715
(Address and telephone number off principal executive offices and principal place of business)

Mr. Fred T. Angelopoulos
Chief Executive Officer
PureDepth, Inc.
255 Shoreline Drive, Suite 610
Redwood City, California 94065
Telephone: (650) 632 0800
Facsimile: (650) 632 0818
 (Name and address of agent for service)

Copies to:
William M. Mower, Esq.
Ranga Nutakki, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, Minnesota 55402
Telephone: (612) 672-8200
Facsimile: (612) 642-8397

__________________________________

Approximate date of proposed sale to the public: From time to time after the effective date of this registration statement, as shall be determined by the selling stockholders identified herein.

If this Form is filed to register additional securities for an offering under Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Number of shares to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $.001 per share (1)	37,883,391	$2.30 (2)	$ 87,131,799	$ 9,323.10
Common stock, par value $.001 per share (3)	9,090,358	$0.87 (4)	$ 7,908,611	$ 846.22
Common stock, par value $.001 per share (3)	9,090,358	$1.20 (4)	$ 10,908,430	$ 1,167.20
Common stock, par value $.001 per share (3)	1,082,811	$0.65 (4)	$ 703,827	$ 75.31
Total	57,146,918			$ 11,411.84

(1)   Shares of outstanding common stock.
(2)   Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act and based upon the average of the high and low prices of the  registrant's common stock on the OTC Bulletin Board on May 26, 2006.
(3)   Shares of common stock issuable upon exercise of outstanding warrants.
(4)   Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) of the Securities Act and based upon the price at which warrants to purchase shares of the registrant’s common stock are exercisable.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is preliminary and incomplete and may be changed. Securities included in the registration statement of which this prospectus is a part may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

OFFERING PROSPECTUS

Subject to completion, dated May 30, 2006

PureDepth, Inc.

57,146,918 shares of common stock

The selling stockholders identified on pages 34-36 of this prospectus are offering on a resale basis a total of 57,146,918 shares of our common stock, including 19,263,527 shares issuable upon the exercise of outstanding warrants. We will not receive any proceeds from the sale of these shares by the selling stockholders. We would receive gross proceeds in the approximate amount of $19,500,000 assuming the exercise of all the warrants in respect of which the underlying common shares are being offered hereby. To the extent any of these warrants are exercised, we intend to use the proceeds for general working capital.

Our common stock is currently quoted on the OTC Bulletin Board under the symbol “PDEP.” On May 26, 2006, the last sales price for our common stock as reported on the OTC Bulletin Board was $2.30 per share.
________________

The securities offered by this prospectus involve a high degree of risk.
See “Risk Factors” beginning on page 4.
________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

The date of this prospectus is ________, 2006

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. Accordingly, you are urged to carefully review this prospectus in its entirety, including the risks of investing in our securities discussed under the caption “Risk Factors” and the financial statements and other information that is incorporated by reference into this prospectus before making an investment decision. Except as otherwise specifically noted, all references in this prospectus to the “Company,” “we,” “us” and “our” refer to PureDepth, Inc., a Delaware corporation, together with its subsidiaries and predecessors-in-interest (as explained below).

Company Overview

We are a technology company whose business is the commercialization of innovative technology incorporating a third dimension of “depth” into a smart, compact video display device. Multi-Layer Display (MLD™). MLD™ builds upon existing Single-Layer Display (SLD) technology to potentially redefine the way the user interacts with his or her screen by providing two or more display layers in a stacked arrangement. Each layer is physically separated by real depth (as opposed to perceived or simulated depth), which allows for distinct new ways in which to view, monitor and interact with displays. Moreover, the physical separation and real depth of the display layers results in a perception that natural and convincing to the user.

We believe there is a large market for our MLD™ display technology. So far, display technology has evolved from cathode ray tubes to LCDs, plasma displays and others. Already, Liquid Crystal Displays (LCDs) are part of our everyday life, both in our work and personal lives. For example, LCDs have become integral parts of the watches, mobile phones, iPods, computers, car navigation systems, televisions, control systems, medical monitors, military monitors, and other items that affect us on a daily basis. According to DisplaySearch, a leading market research and consulting firm, in 2004, worldwide shipments of all LCD forms exceeded 800 million units. According to DisplaySearch, LCD growth in terms of number of units in the past year has exceeded 20% and reaching as high as over 30% per year for specific markets like the LCD television market.

Thus far, the advancements in display technology have tended to focus on introducing color, improving display resolutions and enhancing the ability of the display to run high-resolution graphics and full-motion video. Our MLD™ technology is not merely a step in this evolutionary process. Instead, we believe that the MLD™ technology revolutionizes display technology.

PureDepth, Inc. was originally incorporated in California in April 2005 as the successor-in-interest to a New Zealand corporation, Deep Video Imaging Limited (founded in 1999), and as part of an effort to reorganize Deep Video Imaging Limited and its affiliates “PureDepth Limited” and “PureDepth Incorporated Limited.” In this prospectus, we occasionally refer to the PureDepth, Inc. (the California corporation) and its predecessors-in-interest as the “PureDepth Group.” On March 31, 2006, PureDepth, Inc. (the California corporation) consummated a “forward triangular merger” transaction in which it merged with and into a wholly owned subsidiary of Diamond One, Inc., a publicly traded Colorado corporation. As a result of that merger, the separate legal existence of PureDepth, Inc. (the California corporation) ceased, but the former shareholders of that corporation received shares of Diamond One stock such that they owned approximately 89% of the voting capital stock of Diamond One immediately after the transaction. For accounting purposes, the merger was treated as the reverse acquisition whereby PureDepth, Inc. (the California corporation) was treated as the acquirer. On May 8th, 2006, Diamond One changed its name to “PureDepth, Inc.” On May 30, 2006 as this prospectus was filed, PureDepth, Inc. (f/k/a Diamond One, Inc.) reincorporated in the State of Delaware by engaging in short-form merger with a wholly owned Delaware subsidiary. After the reincorporation merger, the name of the Company remains “PureDepth, Inc.”

Currently, the Company has two subsidiaries—“PureDepth Limited” and “PureDepth Incorporated Limited,” both of which are New Zealand corporations. PureDepth Limited holds the intellectual property portfolio used and exploited by the Company pursuant to a perpetual and exclusive license. PureDepth Incorporated Limited provides operations and other support for the Company, including regional finance, administration, research and development, and intellectual property (including legal) management operations on behalf of its parent entities.

Our executive offices are located at 255 Shoreline Drive, Suite 610, Redwood City, California 94065. Our telephone number is (650) 632 0800. Our website is www.puredepth.com. None of the information on our internet site is part of this prospectus.

Recent Developments

Merger and Change in Board of Directors and Management

Pursuant to an Agreement and Plan of Merger dated March 16, 2006 (the “Merger Agreement”), by and among PureDepth, Inc. (the California corporation), Diamond One, Inc., a publicly traded Colorado corporation, and a wholly owned subsidiary of Diamond One, PureDepth, Inc. (the California corporation) merged with and into the wholly owned subsidiary of Diamond One effective March 31, 2006, being PureDepth Techologies, Inc.

At the effective time of the merger, the legal existence of PureDepth (the California corporation) ceased and all of the approximately 23,311,855 shares of that corporation’s common stock that were outstanding immediately prior to the merger were cancelled. Simultaneously, that corporation’s former shareholders received an aggregate of 233,118.55 shares of Diamond One’s Series A Preferred Stock, representing approximately 89% of the outstanding voting power of Diamond One after the merger. In addition, all options and warrants for PureDepth (the California corporation) common stock outstanding immediately prior to the merger were cancelled, and their holders received similar securities for the purchase of Diamond One common stock. As a result of and immediately after the merger transaction, the former holders of PureDepth securities held approximately 93% of the outstanding common stock of Diamond One on a fully diluted basis. For accounting purposes, the merger was treated as a reverse acquisition whereby PureDepth, Inc. (the California corporation) was treated as the acquirer. On May 9, 2006, upon a shareholder-approved increase in the number of shares of common stock authorized for issuance, all outstanding shares of Diamond One Series A Preferred Stock automatically converted into an aggregate of 53,389,045 shares of common stock on a 229.021-for-1 basis.

Upon the merger and pursuant to the Merger Agreement, the Company’s board of directors was reconstituted by the appointment of David Hancock, Fred Angelopoulos and Mark Kalow as directors and the resignations of Troy Fullmer and Robert Chramosta. David Hancock and Fred Angelopoulos served as directors of PureDepth, Inc. (the California corporation) prior to the merger. Messrs. Fullmer and Chramosta also resigned their positions as officers of the Company. In their place, Fred Angelopoulos was appointed as its Chief Executive Officer and President, and Kristin Bowman was appointed as Chief Operating Officer, Secretary and acting Chief Financial Officer.

Divestiture of Former Business

Pursuant to the exercise of an Option Agreement dated March 16, 2006 by and among Diamond One, Inc. and Robert Chramosta and Troy Fullmer, the former officers and directors of the Company, the Company transferred all of the outstanding membership interests in its wholly owned subsidiary, Numismatic Capital Group, LLC, a Colorado limited liability company, to Messrs. Chramosta and Fullmer in consideration of their transfer to us of 1,000,000 shares of our common stock held by them. Prior to the merger, Diamond One had assigned all of its assets and liabilities, specifically including the coin and exchange business owned operated by Diamond One prior to the merger, to Numismatic Capital Group. The exercise of the Option Agreement effectively divested the Company of the entire coin and exchange business.

Name Change and Reincorporation in Delaware

On May 8, 2006, the Company changed its name to “PureDepth, Inc.” following shareholder approval obtained at a special shareholder meeting held on May 5, 2006. On May 11, 2006, the NASD notified the Company that its common stock trading symbol had changed to “PDEP.” The Company’s shareholders also approved the reincorporation of the Company in the State of Delaware pursuant to a short-form merger with a wholly owned Delaware subsidiary. On May 30, 2006 as this prospectus was filed, PureDepth, Inc. (f/k/a Diamond One, Inc.) consummated the short-form merger and reincorporated in the State of Delaware. After the reincorporation, the Company’s name remains “PureDepth, Inc.”

Risk Factors

For a discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 4 of this prospectus.

The Offering

The selling stockholders identified on pages 29-31 of this prospectus are offering on a resale basis a total of 57,146,918 shares of our common stock, of which 19,263,527 shares are issuable upon exercise of outstanding warrants.

Common stock offered	57,146,918 shares

Common stock outstanding before the offering (1)	58,644,445 shares

Common stock outstanding after the offering (2)	77,907,972 shares

(1)  Based on the number of shares outstanding as of May 29, 2006, but excluding 31,714,097 shares issuable upon exercise of various warrants and options to purchase common stock.

(2) Assumes the issuance of all shares offered hereby that are issuable upon exercise of warrants.

Private Placement

On January 27 and March 1, 2006, we (then PureDepth, Inc., the California corporation) completed a private placement offering of an aggregate of 3,583,079 units at a price per unit of $2.00, each unit consisting of two shares of common stock, one three-year warrant to purchase an additional share of common stock at an exercise price of $2.75 per share (the “A-Warrants”), and one warrant to purchase an additional share of common stock at an exercise price of $2.00 per share (the “B-Warrants”). The offering raised net proceeds to the Company of approximately $6,000,000, net of legal, accounting, consulting and finder fees relating to the offering. Additionally, as part of the offering, we converted approximately $770,000 of loans from our majority stockholder, K One W One Limited, on the same terms and conditions as provided in the offering, thereby issuing an additional 386,143 units KIWI Warrants. Adjusted to reflect the March 31, 2006 merger transaction (and the automatic conversion of Series A Preferred Stock), investors in the offering received an aggregate of 18,180,704 shares of our common stock, A-Warrants to purchase an aggregate of 9,090,358 shares of our common stock at an exercise price of $0.87 per share and B-Warrants to purchase an aggregate of 9,090,358 shares of our common stock at an exercise price of $1.20 per share. In connection with the offering, we issued to a finder (adjusted to reflect the March 31, 2006 merger transaction) warrants to purchase an aggregate of 1,082,811 shares of our common stock at an exercise price of $0.65 per share.

Additional Shares

Pursuant to an agreement with K One W One Ltd., our majority stockholder, we agreed to register one-half of the shares of our common stock held by K One W One Ltd. prior to their acquisition of securities in the private placement offering discussed above. Additionally, we have agreed to register all of the outstanding shares of common stock held by David Hancock, our Chairman, Gabriel Engel and Hamish Macleod. As adjusted to reflect the March 31, 2006 merger transaction, we are thus obligated to include in the registration statement of which this prospectus is a part an aggregate of 18,202,687 shares of common stock held by K One W One Ltd., David Hancock, Gabriel Engel and Hamish Macleod all of whom were our initial shareholders (and in Hamish Macleod's case an optionholder) prior to the private placement offering, in addition to the 18,180,704 shares of common stock and 19,263,527 shares of common stock issuable upon exercise of warrants issued in the private placement.

In the Merger Agreement, we agreed to include in the registration of which this prospectus is a part a total of 1,500,000 common shares held by Gulf Coast Capital, LLC and Sierra West Capital, LLC, each of whom were shareholders of Diamond One, Inc. prior to the merger.

RISK FACTORS

An investment in shares of the Company’s common stock is very speculative and involves a very high degree of risk. An investment in the Company is suitable only for the persons who can afford the loss of their entire investment. Accordingly, investors should carefully consider the following risk factors, as well as other information set forth herein, in making an investment decision with respect to the Company’s securities.

Risks Relating to our Business and Industry

We are not currently profitable and may never become profitable. We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future. In fact, we expect that our expenses will increase substantially in the near future. As a result, we will need to generate significant revenue in order to achieve and maintain profitability. Currently, we have limited sources of revenue. Even if we succeed in developing and commercializing additional products, we expect that we will thereafter incur substantial losses for the foreseeable future. In sum, we may never achieve or maintain profitability. Our failure to achieve or maintain profitability will likely negatively impact the value of our securities.

We have a limited operating history upon which to base an investment decision. We are an early-stage company with a limited operating history upon which to evaluate the viability of our business and long-term prospects for success. Accordingly, potential investors should carefully consider the risk, expenses and unforeseen difficulties generally encountered in the operation and development of an early-stage business, including the risks and uncertainties frequently encountered by companies whose business and viability is dependent upon new technologies.

If we are unable to innovate and develop attractive new products, our business will likely be adversely affected. We expect to derive a substantial portion of our estimated revenues from the incorporation of the MLD™ technology into innovative new products for sale. The process of developing and marketing new products is generally complex and uncertain, and involves a number of risks including the following:

•	we may be unable to obtain adequate funding and resources necessary for investments in new products and technologies

•	our investment and commitment of significant resources may not result in successful new products or technologies

•	we may misunderstand our customers’ perceived product needs and desires

•
we may not be able to anticipate successfully the new products and technologies which will gain market acceptance, especially since the industry in which we operate is characterized by rapid changes, including technological changes

•	we may not be able to protect the proprietary intellectual-property rights associated with the technologies we may use in any newly developed products

•	our products may become obsolete earlier than expected due to rapid advancements in technology and changes in consumer preferences, and

•	delays in being first to market with new technologies and products may prevent us from successfully competing with our rivals.

If we fail to develop and market innovative new products, or if any of the risks described above materialize, our business may be negatively and adversely affected.

Even with significant capital spending in the future to keep pace with technological changes, we may not be able to develop new technologies and products that are accepted by the market. Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may even lead to those products becoming obsolete. As a result, we will likely be required to make significant expenditures to develop or acquire new technologies, including alternative display panel technologies that may cause our MLD™ technology to obsolesce. Nevertheless, we may not be able to successfully develop new products that keep pace with technological changes through our own research and development efforts or through our acquisition of technology licenses. This may be true even after we have spent significant amounts of capital in pursuit of a particular technology. Furthermore, even if we are successful in developing or acquiring any particular technology, we may not be able to effectively commercialize or market the resulting product.

Our need to spend significant amounts of capital in developing new technologies and products may require us to seek additional financing that could dilute our shareholders or restrict our operations. Expenses for research and development activities for new products, especially those that involve innovative technology, are generally extremely difficult to forecast. If our actual expenditures far exceed our forecasted expenditures, or in the event of adverse market conditions, we may need to seek additional financing.

Additional financing could be sought from a number of sources, including but not limited to additional sales of equity or debt securities, or loans from banks, other financial institutions or affiliates of the Company. We cannot, however, be certain that any such financing will be available on terms favorable to us, if at all. If additional funds are raised by the issuance of our equity securities, such as through the issuance of stock, convertible securities, or the issuance and exercise of warrants, then the ownership interest of our existing stockholders would likely be diluted. If additional funds are raised by the issuance of debt or other equity instruments, we may become subject to certain operational limitations, and such securities may have liquidation rights senior to those of the then existing holders of common stock. Ultimately, if no additional financing is obtained as and when needed, we may be required to slow our growth, abandon certain product candidates (including candidates on which we have already spent considerable resources), or cease operations altogether.

Our business may be adversely affected if alternative display panel technologies erode future sales of products based on our proprietary MLD™ technology. The introduction of alternative display panel technologies, including those currently under development by our competitors and us, may erode future sales of MLD™ panels, which may have a material adverse effect on our business.

The average selling prices of our MLD™s may decline over time and negatively affect our operating results. The average selling prices of our MLD™s are expected to continually decline over time as a result of, among other factors, technology advances, cost reductions and increased competition. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies we may bring to market, we cannot as a licensee with our license fees being tied to end product pricing, provide assurance that we can maintain these prices in the face of market competition. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if we are unable to reduce our manufacturing costs, our profit margins will be negatively affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position. Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. Currently, we believe that our MLD™ technology has a number of competitive advantages over competing technologies. Nevertheless, our competitors from time to time may have greater financial, sales and marketing, manufacturing, research and development or technological resources than us. In particular, competitors with greater resources may be able to manufacture competitive products on a larger scale or with greater cost efficiencies than us. Alternatively, because innovation in our industry often effects widescale change in technologies and resulting products, our competitors may develop superior technologies and obtain exclusive rights to those technologies. In sum, we may not be able to sustain our perceived current market advantages.

Governmental regulation may limit our activities or increase our costs of operations. Our business and operations are subject to various forms of government regulation in countries in which we do business, including required business/investment approvals, export regulations based on national security or other reasons, and other export/import regulations such as tariffs. In addition, environment and recycling laws and regulations relating to the disposal of electronics are likely to be revised and tightened in the near future. If we cannot comply with these regulations without great cost, our financial performance may suffer.

Our MLD™ manufacturing processes are complex and periodic improvements to increase efficiency can expose us to potential disruptions in operations. The manufacturing process for MLD™ products is highly complex, requiring sophisticated and costly equipment that is periodically modified and updated to improve manufacturing yields and product performance, and reduce manufacturing costs. These updates expose our partners/customers  to the risk that from time to time production difficulties will arise that could cause delivery delays, reduced output or both. Any such delays or reductions would likely adversely affect in turn our operating results.

General economic conditions may adversely affect our sales and profitability. For the most part, purchases of our products are discretionary. As a result, demand for consumer electronics products, which we believe will account for a significant proportion of our worldwide operating revenue, will likely be affected by general economic trends in the countries or regions in which our products are sold. Similarly, demand for business use products and for components we may manufacture that go into products of third parties will likely be affected by general economic trends in the various markets in which we sell our products. In sum, economic downturns and resulting declines of demand in our major markets, including Australia, North America, Europe and Asia, may thus adversely affect our sales and operating results.

Our partners/customers will  materially rely on a limited number of third-party suppliers for key raw materials, components and manufacturing equipment, and any disruption in their supply may negatively affect our business. Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis.  They may experience shortages in the supply of these and other components or raw materials as a result of, among other things, anticipated capacity expansion in the MLD™ and competitive industries. Our results of operations would be adversely affected if our partners/customers were unable to obtain adequate supplies of high quality raw materials or components in a timely manner or make alternative arrangements for such supplies.

Our business materially relies on patent rights that may be narrowed in scope or found to be invalid or otherwise unenforceable. Our success will materially depend on our ability to obtain, defend and enforce our patent rights worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued. Consequently, our pending or future patent applications may not result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or a competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because (i) patent applications in various countries publish at different times, (ii) it is difficult to monitor patent applications that may be filed in other countries by third parties, and (iii) the publication of discoveries in scientific or patent literature often lags behind actual discoveries, we generally cannot be certain that we were the first creator of inventions covered by our pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were the first to file patent applications on such inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects. We believe that developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We intend to take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. Nevertheless, we may not be able to effectively deter competitors from improper use of our proprietary technologies. For instance, our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise, and certain of our intellectual property may otherwise become known or independently developed by our competitors. As a result, we may have to litigate to enforce and protect our intellectual-property rights to determine their scope, validity or enforceability. Intellectual-property litigation is particularly expensive, could cause a diversion of resources, and may not prove successful. The loss of intellectual-property protection or the inability to secure or enforce intellectual property protection could materially harm our business and ability to compete.

If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation. If our products, methods, processes or other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all

•	abandon an infringing implementation or product

•	redesign our products or processes to avoid infringement

•	stop using the subject matter claimed in the patents held by others

•	pay damages, or

•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our valuable management resources.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in our industry, and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could negatively affect our business. We also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation in our business. We typically enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship, whereby each employee or consultant agrees to maintain the confidentiality of trade secrets and certain other Company information on a perpetual basis. However, these agreements may be breached and in certain circumstances we may not be able to enforce them. Moreover, even if we can enforce such an agreement, we may not have an adequate remedy for any such breach. The mere disclosure of our trade secrets or other know-how as a result of such a breach could adversely and irreparably affect our business.

Our business may subject us to potential product-liability claims that could adversely affect our operating results, financial condition and business reputation. While we are primarily a licensing company, we are able and may in the future manufacture various products in accordance with internationally accepted quality-control standards. We cannot be certain, however, that all of our products will be defect-free and may not be recalled at some later date. Furthermore, although we maintain insurance against product-liability claims, we cannot be certain that such insurance can adequately satisfy the liabilities ultimately incurred. In addition, insurance may not continue to be available on terms acceptable to us. A large-scale product recall or a successful product-liability claim against us could result in significant costs or have a negative impact on our reputation, which may in turn lead to a decrease in sales, adversely affecting our results of operations.

We rely on key engineers, senior management and other personnel, and the loss of the services of any such personnel or the inability to attract and retain suitable replacements may negatively affect our business. Our success depends to a significant extent upon the continued service of our research and development and engineering personnel, and on our ability to continue to attract, retain and motivate qualified researchers and engineers, especially during periods of rapid growth. The loss of the services of any of our key research and development and engineering personnel or senior management, without adequate and timely replacement, could result in delays in product development, loss of customers, partners and sales, and a diversion of management resources, each of which could have a material adverse effect on our business.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed. As we attempt to grow our business, we will need to hire additional qualified personnel with expertise in software development, testing, research, technology development and manufacturing, as well as sales and marketing. We believe that attracting and retaining qualified personnel will be critical to our success. In this regard, we compete for qualified individuals with numerous other enterprises. Competition for such individuals is intense, and we may not be able to attract and retain qualified personnel.

We expect to have significant international operations, which will pose unique risks to our business. We expect that a substantial portion of our operational activity will be conducted outside of the United States and New Zealand, including in Asia. There are a number of risks inherent in doing business in overseas markets, including the following:

•	unexpected legal or regulatory changes

•	unfavorable political or economic factors

•	difficulties in recruiting and retaining personnel

•
in the case where we chose to contract manufacture, less developed technological infrastructure, which can then affect our production or other activities or result in lower customer acceptance of our products and services

•	potentially adverse tax consequences, and

•	social, political or economic turmoil due to terrorism, war, or other factors.

We may be unable to successfully manage and sustain our growth, which could harm our business. Since the founding of our predecessor in interest (Deep Video Imaging Limited) in 1999, we have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations. This growth may strain our managerial, financial, manufacturing and other resources, impairing our ability to effectively execute our business plans. In addition, we may experience manufacturing difficulties with our partners in starting new production lines. The materialization of these risks could adversely affect our operating results.

Risks Relating to our Securities

Trading of our common stock on an illiquid market may result in lower market prices. Trading of our common stock is conducted on the Over-the-Counter Bulletin Board. This has an adverse effect on the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of our Company and its common stock. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

There is currently little trading volume in our common stock, which will make it difficult to sell shares of our common stock. In general, there has been very little trading activity in shares of the Company’s common stock. The small trading volume will likely make it difficult for our stockholders to sell their shares as and when they choose. Furthermore, small trading volumes generally depress market prices. As a result, our shareholders may not always be able to resell shares of our common stock publicly at the time and prices that they feel are fair or appropriate.

We may not succeed in efforts to have our common stock listed on NASDAQ or a securities exchange. We plan to seek listing of our common stock on a national securities exchange or on the Nasdaq. However, we cannot assure you that we will be able to meet Nasdaq’s initial listing standards or those of any stock exchange such as NYSE or AMEX.

Because it is a “penny stock”, you may have difficulty selling shares of our common stock. Our common stock is a “penny stock” and is therefore subject to the requirements of Rule 15g-9 under the Securities and Exchange Act of 1934. Under this rule, broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. Under applicable regulations, our common stock will generally remain as a “penny stock” until and for such time as its per-share price is $5.00 or more (as determined in accordance with SEC regulations), or until we meet certain net asset or revenue thresholds. These thresholds include the possession of net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000 in the event we have been operating for at least three years or $5,000,000 in the event we have been operating for fewer than three years, and the recognition of average revenues equal to at least $6,000,000 for each of the last three years. We do not anticipate meeting any of the foregoing thresholds in the foreseeable future.

The penny-stock rules severely limit the liquidity of securities in the secondary market, and many brokers choose not to participate in penny-stock transactions. As a result, there is generally less trading in penny stocks. In sum, our shareholders may not always be able to resell shares of our common stock publicly at the time and prices that they feel are fair or appropriate.

Because we became public by means of a forward triangular merger, we may not be able to attract the attention of major brokerage firms. Additional risks may exist as a result of our becoming a public reporting company through a forward triangular merger transaction, as opposed to a traditional initial public offering. Because we did not engage in a more traditional and publicized initial public offering, security analysts of major brokerage firms may not provide coverage of the Company. In addition, there is no incentive to brokerage firms to recommend the purchase of our common stock. The failure of brokerage firms to provide analyst coverage will likely slow the dissemination of awareness and knowledge of our Company. As a result, the trading price of our common stock may be adversely affected.

Our majority stockholder possesses a controlling portion of the voting power of our common stock, which could adversely affect the market price of our common stock. As of May 26, 2006, K One W One Ltd., our majority stockholder, possessed beneficial ownership of approximately 37,548,704 shares of our common stock, which represents approximately 62% of our common stock. This represents a significant and controlling portion of the voting power of the Company’s stockholders, and enables K One W One Ltd. to control our management and affairs through the election and removal of our entire board of directors, and all other matters requiring stockholder approval, including the future merger, consolidation or sale of all or substantially all of our assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change-of-control transaction that may otherwise be beneficial to our stockholders. As a result, the return on an investment in our common stock through the market price of our common stock or ultimate sale of our business could be adversely affected.

The resale of shares covered by this registration statement could adversely affect the market price of our common stock in the public market, should one develop, which result could in turn negatively affect the Company’s ability to raise additional equity capital. The sale, or availability for sale, of the large number of shares of common stock pursuant to this registration statement may adversely affect the prevailing market price of our common stock and may impair our ability to raise additional capital by selling equity or equity-linked securities. Once effective, this registration statement will register the resale a total of 57,146,918 shares of our common stock. This figure represents approximately 74% of the shares of our common stock outstanding immediately after the effectiveness of this registration statement, assuming the issuance of all shares of common stock offered hereby.

As of May 26, 2006, we had 58,644,445 shares of common stock outstanding, 3,751,800 of which were available for sale without restriction. When the registration statement that includes this prospectus is declared effective, 57,146,918 shares offered hereby will become available for resale. The resale of a substantial number of shares of our common stock in the public market pursuant to this offering, and afterwards, could adversely affect the market price for our common stock and make it more difficult for you to sell our shares at times and prices that you feel are appropriate. Furthermore, we expect that, because there is a large number of shares registered hereunder, selling stockholders will continue to offer shares covered by this registration statement for a significant period of time, the precise duration of which we cannot predict. Accordingly, the adverse market and price pressures resulting from this offering may continue for an extended period of time and continued negative pressure on the market price of our common stock could have a material adverse effect on our ability to raise additional equity capital.

Our certificate of incorporation grants the Company’s board of directors with the power to designate and issue additional shares of common and/or preferred stock. Our authorized capital consists of 200,000,000 shares, of which 190,000,000 shares are designated as common stock, par value $.001 per share, and 10,000,000 shares are designated as preferred stock, par value $.001 per share. Pursuant to authority granted by the Company’s certificate of incorporation, our board of directors, without any action by the stockholders, may designate and issue shares in such classes or series (including classes or series of common stock and/or preferred stock) as it deems appropriate and establish the rights, preferences, and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of classes or series of common stock or preferred stock that may be issued could be superior to the rights of the common stock offered hereby. Our board of directors’ ability to designate and issue shares could impede or deter an unsolicited tender offer or takeover proposal. Further, the issuance of additional shares having preferential rights could adversely affect other rights appurtenant to the shares of common stock offered hereby. Any such issuances will dilute the percentage of ownership interest of our shareholders and may dilute the book value of the Company.

We are subject to the Sarbanes-Oxley Act and the reporting requirements of federal securities laws, which can be expensive. As a public reporting company, we are subject to the Sarbanes-Oxley Act of 2002, as well as the information and reporting requirements of the Securities Exchange Act of 1934 and other federal securities laws. The costs of compliance with the Sarbanes-Oxley Act and of preparing and filing annual and quarterly reports and other information with the SEC, will cause our expenses to be higher than they would be had we remained privately held. In addition, because we only recently become subject to these laws and regulations, we cannot accurately estimate their cost to us from a general and administrative standpoint.

We have never paid dividends on our capital stock and do not intend to do so for the foreseeable future. We have never paid dividends on our capital stock and we do not anticipate that we will cause the Company to pay any dividends after the merger, for the foreseeable future. Accordingly, any return on an investment in our Company will be realized, if at all, only when an investor sells shares of our common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus that are forward-looking in nature are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In general, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which is subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update any forward-looking statements in this prospectus. The risks identified under the heading “Risk Factors” in this prospectus, among others, may impact forward-looking statements contained in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussions in conjunction with our consolidated financial statements and related notes included in this prospectus. This discussion includes forward-looking statements that involve risk and uncertainties. As a result of many factors, such as those set forth under “Risk Factors,” actual results may differ materially from those anticipated in these forward-looking statements.

PureDepth, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS/ PLAN OF OPERATIONS

Overview

We began business in May 1999 through our predecessor entity Deep Video Imaging Ltd, a New Zealand incorporated company, by acquiring and researching and developing certain innovative technology protected by patents and trademarks. PureDepth, Inc. was incorporated in April 2005, as part of a corporate restructure occurring during both fiscal years ending on March 31, 2005 and the ten month period ended January 31, 2006.

Currently, we are a technology company whose business is the commercialization of innovative technology incorporating a third dimension of “depth” into a smart, compact video display device.

Plan of Operations

The Company will continue to manage its operations and cash resources in a manner consistent with its expectation that it will be able to satisfy cash requirements through mid-way through fiscal 2008.

The main operating costs for the Company include compensation for employees; ongoing research and development of our technology; rental for premises in both Redwood City, CA and Auckland, New Zealand; and potential stock option expense.

The Company’s research and development plans closely track its business plan. It has four categories of research and development expenses:

•	“pure research” (such as improved and alternative backlight solution)

•	patent development around its pure research gains, as well as support to existing core patent

•	prototype development for partner/customer applications, and

•	design development, once again, specifically tailored to partners/customers.

Currently, the Company estimates that it will spend approximately $ 2,000,000 on research and development activities over the next 12 months.

There are no significant capital equipment purchases expected during the next 12 months, over and above planned requirements for research and development as currently comprised within the Company's business plan.

The Company currently plans to increase the number of employees from 20 to 26, subject, however, to the Company's cash resources and operational requirements at the relevant time.

The Company may consider an equity and/or debt offering within the next 24 months. In such case, the use of proceeds would center  on the acceleration of the acceptance and adoption of the technology in the market place as well as the continued development of prototype applications to help with that market adoption.

Financial Results

During the ten months ended January 31, 2006 we had a net operating loss of $(4,632,945). There was no revenue recorded in relation to the license or exploitation of the intellectual property.

During the preceding year, the Company sold hardware products to a single customer on a wholesale basis that was not inclusive of the Company's technology applications. Total other income related to the sale was $4,851,069 with the cost of the sale being $2,757,930 and net other income $2,093,139.

For the ten-month period ended January 31, 2006, our general and administrative expenses increased $1,019,072 to $3,134,053 from $2,114,981 recorded in the corresponding period of the preceding year. We incurred additional personnel, contracting and facilities costs in 2006 as compared with 2005 as a result of increased product development and the establishment of our US headquarters in mid-year 2005. In addition, we expensed the cost of stock options, which totaled $1,245,189 and $804,000, or 40% and 38% of our total general and administrative expenses during 2006 and 2005, respectively.

Research and development increased $185,000, or 64%, from $288,000 for the year ended March 31, 2005 to $473,000 for the period ended January 31, 2006, due to additional salaries and contract labor supporting enhancements to our existing products.

Marketing expenses declined from $403,000 in 2005 to $121,000 in 2006, primarily as a result of budgetary constraints and the increased concentration of existing resources into research activities.

Liquidity and Capital Resources

During the ten months ended January 31, 2006 our operations used $2,957,277 in cash, we spent $79,392 on fixed assets, and paid $289,059 on our intellectual property. Operating capital was provided by the receipt of $1,462,895 from stock in stock subscriptions received under our private placement offering commenced in September 2005. This amount is net of offering costs of $258,263. The majority of these shares were issued on the first closing date, being January 27, 2006. Subsequent to that date, we received a further $6,475,549 (including the conversion of the loan from K One W One Ltd of $772,286) which forms part of our working capital on a short-term basis.

In addition, during the year we received $2,609,548 in the form of two loans from our majority shareholder. Prior to year end, one loan was converted to common stock with the remaining loan converted to common stock subsequent to January 31, 2006. Both loans accrued interest at 10% per annum and were, together with such accrued interest, to be repayable on demand. Interest accrued at the time of each conversion was, however, forgiven by the majority shareholder.

During the ten-month period ended January 31, 2006, we secured:

➢
a development and sales contract with Sanyo, which involves the manufacture and distribution of MLD™ products manufactured by Sanyo for sale on the retail market. Revenue under this contract is currently expected to be received no earlier than the final quarter of fiscal year 2007; and

➢
a development and sales contract with the DRS Electronic Systems, Inc and DRS Laurel Technologies for the development and distribution of derivative MLD™ products in the US Army and Navy. Certain proceeds (classified as other income) have already been received by the Company in respect of the development of a prototype 30 inch unit for DRS.

In respect of the Company’s cash requirements and future capital raising, we refer to the discussion above under the heading Plan of Operations.

Subsequent to January 31, 2006, we secured additional premises in Redwood City, California, USA, which beginning in June 2006 will require future minimum lease payments of $5,131 per month through May 2008.

We have issued options to various persons pursuant to the predecessor plans of our current 2006 Stock Incentive Plan. At March 31, 2006 we had 5,549,966 options outstanding under that plan’s immediate predecessor. These options then automatically vested upon completion of the acquisition merger on that date. Upon conversion in the new merged entity, the number of outstanding options now sits at 12,450,570.

Subject to approval of our board of directors, the 2006 Stock Incentive Plan allows optionholders to exercise options using a “cashless exercise,” whereby the Company uses entitled shares as payment for the exercised options. While the exercise of stock options will generally increase immediate working capital, the approval of a cashless exercise by our board of directors would impact directly on the extent of this working capital and our ability to use existing options as a capital resource.

Cost associated with the grant of stock options is expensed over the projected service period of the options, which approximates the vesting period. At January 31, 2006, the Company had approximately $2,000,000 of option cost remaining to be recognized in fiscal 2007.

Foreign Operations & Foreign Currency

We have two subsidiaries incorporated in New Zealand. The Company’s direct subsidiary, PureDepth Ltd, is the holding entity for the Group's intellectual property portfolio, which is subject to an exclusive license with the Company, for its use, exploitation and future development.
The Company’s indirect subsidiary, PureDepth Incorporated Ltd, undertakes the operations in respect of any future research and development of the intellectual property portfolio on the Company's behalf. This activity is governed by a development agreement with the Company, upon which an annual development fee of $1,000,000, calculated at the end of each quarter, is paid. Accordingly, the Company development fees to PureDepth Incorporated Ltd of $500,000, representing the quarters ended September 30, 2005 and December 31, 2005 during the period.

Income and expenditure relating to the license and future development of the intellectual property is an inter-company transaction eliminated on consolidation. Therefore, these amounts are not shown in the financial statements.

Given the majority of the operations have occurred in both foreign subsidiaries during the period, the functional currency adopted in the financial statements is the New Zealand Dollar. The translation of the financial statements from New Zealand dollars into United States dollars is performed to facilitate consolidation. Balance sheet accounts are translated using closing exchange rates in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate for each reporting period. Adjustments resulting from translation are included in accumulated other comprehensive income in stockholder's equity.

Market Risk Disclosure

We record the majority of our foreign operating transactions in the local currency, the New Zealand Dollar. We also record all of our US operating transactions, including cash inflows and outflows, in the local currency, the US dollar. We expect that international activity will continue to represent a significant portion of our operations. Transactions with our New Zealand research facility and with our contract manufacturers in Asia will be directly affected by fluctuations in various currency rates.

The significant percentage of our operating activity derived from New Zealand operations makes us vulnerable to future fluctuations in the exchange rate, resulting in a potentially unfavorable translation impact on our consolidated financial statements. We are prepared to hedge against any fluctuations in foreign currencies should such fluctuations have a material economic impact on us, although we have not engaged in hedging activities to date.

Off-Balance-Sheet Arrangements

As of March 31, 2006, there were no off-balance-sheet arrangements.

BUSINESS

General

We are a technology company whose business is the commercialization of innovative technology incorporating a third dimension of “depth” into a smart, compact video display device. Multi-Layer Display (MLD™). MLD™ builds upon existing Single-Layer Display (SLD) technology to potentially redefine the way the user interacts with his or her screen by providing two or more display layers in a stacked arrangement. Each layer is physically separated by real depth (as opposed to perceived or simulated depth), which allows for distinct new ways in which to view, monitor and interact with displays. Moreover, the physical separation and real depth of the display layers results in a perception that natural and convincing to the user.

We believe there is a large market for our MLD™ display technology. So far, display technology has evolved from cathode ray tubes to LCDs, plasma displays and others. Already, Liquid Crystal Displays (LCDs) are part of our everyday life, both in our work and personal lives. For example, LCDs have become integral parts of the watches, mobile phones, iPods, computers, car navigation systems, televisions, control systems, medical monitors, military monitors, and other items that affect us on a daily basis. According to DisplaySearch, a leading market research and consulting firm, in 2004, worldwide shipments of all LCD forms exceeded 800 million units. According to DisplaySearch, LCD growth in terms of number of units over the past year has exceeded 20% and reaching as high as over 30% per year for specific markets like the LCD television market.

Thus far, the advancements in display technology have tended to focus on introducing color, improving display resolutions and enhancing the ability of the display to run high-resolution graphics and full-motion video. Our MLD™ technology is not merely a step in this evolutionary process. Instead, we believe that the MLD™ technology revolutionizes display technology.

PureDepth, Inc. was originally incorporated in California in April 2005 as the successor-in-interest to a New Zealand corporation, Deep Video Imaging Limited (founded in 1999), and as part of an effort to reorganize Deep Video Imaging Limited and its affiliates “PureDepth Limited” and “PureDepth Incorporated Limited.” In this prospectus we occasionally refer to the PureDepth, Inc. (the California corporation) and its predecessors-in-interest as the “PureDepth Group.” On March 31, 2006, PureDepth, Inc. (the California corporation) consummated a merger transaction in which it merged with and into a wholly owned subsidiary of Diamond One, Inc., a publicly traded Colorado corporation. As a result of that merger, the separate legal existence of PureDepth, Inc. (the California corporation) ceased, but the former shareholders of that corporation received shares of Diamond One stock such that they owned approximately 89% of the voting capital stock of Diamond One immediately after the transaction. For accounting purposes, the merger was treated as the reverse acquisition whereby PureDepth, Inc. (the California corporation) was treated as the acquirer. On May 10, 2006, Diamond One changed its name to “PureDepth, Inc.” On May 30, 2006, PureDepth, Inc. (f/k/a Diamond One, Inc.) reincorporated in the State of Delaware by engaging in short-form merger with a wholly owned Delaware subsidiary. After the reincorporation merger, the name of the Company remains “PureDepth, Inc.”

Currently, the Company has two subsidiaries—“PureDepth Limited” and “PureDepth Incorporated Limited,” both of which are New Zealand corporations. PureDepth Limited holds the intellectual property portfolio used and exploited by the Company pursuant to a perpetual and exclusive license. PureDepth Incorporated Limited provides operations and other support for the Company, including regional finance, administration, research and development, and intellectual property (including legal) management operations on behalf of its parent entities.

Our executive offices are located at 255 Shoreline Drive, Suite 610, Redwood City, California 94065. Our telephone number is (650) 632-0800. Our website is www.puredepth.com. None of the information on our internet site is part of this prospectus.

MLD™ Technology

MLD™ technology, in its current form, utilizes two distinct layers of LCD panels which share a common back-light source. Through the control of optical correlation, compatibility and interferences between the LCD panels through patented interstitial elements within the optical stack of MLD™ layers, viewers are able to view two distinct planes/layers of data at the same time. Future realizations of MLD™ technology are expected to extend to emerging display technologies, such as Organic LEDs (OLEDs) and established technologies such as Electro-Luminescent (EL) and Plasma Displays (PDP).

The MLD™ arrangement allows the viewer to look through the front LCD display panel to see images displayed on the LCD display panel behind it. Traditionally, this type of arrangement using overlaid pixel patterns would give rise to what is called the “Moire interference,” a visual interference pattern which results in distraction (bright and dark vertical bands) for the viewer and can lead to nausea. PureDepth has developed an interstitial optical component placed between the display layers that overcomes the problem of Moire interference with negligible effect on the optical quality of the image layers. Each of the LCD panels incorporated into the single module receive independent control signals through separate video outputs. Coordination of the images displayed allows for a true multi-layer visual display to be presented to the viewer.

PureDepth has also proven the capability to manipulate the physical depth between layers to maximize the desired parallax effect for a given application. PureDepth is in the process of developing software which will allow the user to directly vary the depth between layers in order to customize the MLD™ for a particular application, enabling the viewer to personalize the application to maximize the viewer’s enjoyment of the application in a particular environment.

The level of independence or coordination and interaction of the two display layers and any other layer related system, such as a touch screen, can be customized to the specific requirements of the application. A variety of optional items can be integrated into an MLD™, such as a media kit, touch screen, signal processing and USB hub functionality. Together with these optional items, we believe that MLD™ technology can be utilized in many application scenarios, and is also scalable from small display requirements of hand-held devices to regular desktop style monitors to large publicly viewed television monitors.

MLD™ development has been focused on LCD panels for managing layered displays. However, PureDepth has extended research to investigate the use of alternative technologies. OLED and Transparent OLEDs are of specific interest as they have the benefit of substantially reducing back-light luminance generation requirements and associated heat and power consumption issues. In addition, these technologies offer PureDepth the opportunity to introduce a greater number of layers to an MLD™ display.

Competitive Advantages of MLD™

The most apparent feature of MLD™ technology is the eye-catching value of viewing content over multiple layers, which is colloquially known as the “wow” factor. We believe this factor makes the technology immediately suitable to the lucrative gaming and entertainment sectors. MLD™ technology also has the potential to redefine the way users interact with their computer display in office-type applications. Research has shown that usability and productivity can be increased through the addition of depth and the resulting “affordances” are what makes MLD™ unique and revolutionary in the marketplace.

The term “affordance” relates to perceptual clues that give human beings insight on how to interact with objects in the world. For example, a vertical handle on a door “affords,” or suggests to the viewer that he or she should pull the door to open it, while a flat panel on a door affords pushing to open it. With computers, using shadowing on a button creates the affordance of pushing or clicking. The additional dimension of depth with MLD™ technology provides an environment for a myriad of new affordances that can simply not be achieved with a Single-Layer Display (SLD). In research done by Dr. William Wong of Middlesex University based in London, U.K., he has shown that an MLD™ display can increase response time by up to 4.5 seconds over a single-layer display. This is critical for new forms of interfaces and games to increase brain responsiveness (leading to more compelling content.) Further usability studies on response times are being undertaken by the PureDepth.  Some of these affordances obtained through the use of MLD™ technology are described below.

Affordance for representing layered information

MLD™ technology enables a viewer to see layer-based data as it actually exists. An example of a governmental application of this affordance would be to allow a municipal council to view a model of water, gas, and sewerage reticulation systems for a site development or subdivision layout as they exist through a live feed of each displayed in a single view.

Affordance for focusing and viewing context

The ability to maintain focus on detail while retaining view of context is a well known and well researched topic. Many have attempted to address this through software with fish-eye lenses and zoomable user interfaces. MLD™ technology has the potential to advance this goal by showing on the front panel information on which the viewer is to focus, while providing a contextual overview in the back panel. This significantly enhances the software techniques and provides a new solution to an old problem.

Affordance for view comprehension

The proper integration of separate but related pieces of information across different displays is a well known problem. Cognitive research has identified that the human brain operates with a working memory which can only hold up to seven pieces of information at any one time—most people struggle with as much as three or four. The demand placed on a person’s working memory to overcome the keyhole problem essentially leaves the user overwhelmed and “lost within the data.” MLD™ technology attempts to resolve this problem by allowing the grouping of cluttered and complex information into a more manageable format, which is more easily interpreted by humans. By having potential to create more visual connectivity between data presented across the overlapping displays, MLD™ has the potential to bring a unique solution to the keyhole problem.

Affordance for information extraction

Information extraction is best achieved when information is presented in parallel rather than serially. For example, consider a nuclear power plant that has eight crucial pieces of related information to indicate smooth running. This could be displayed as a regular octagon where the length of each side represents one of the eight factors. Ultimately, eight factors are being presented in parallel. If the octagon changes shape dramatically (i.e., one of the sides becomes longer or shorter) then an operator will know at a glance that something is wrong. This overall concept is known as the “proximity-compatibility principle,” which argues that information used together in a decision should be presented as close together as possible. The inherent design of MLD™ monitors allows for parallel presentation of information (multiple layers) but also provides a mechanism that can cluster critical data together which is easily differentiated from non-critical data (depth). These features satisfy the proximity-compatibility principle whilst also reducing display real-estate clutter.

Affordance for change detection

Critical decisions are often based on the ability to detect small changes in images, for example, the detection of changes to satellite images passing over a target of interest. Typically these comparisons must be made manually rather than by direct image comparison via a computer due to variations in the size, shape, rotation and position of the captured images with respect to one another. All humans, however, suffer from the cognitive condition of change blindness — please refer to http://viscog.beckman.uiuc.edu/djs_lab/demos.html.  For these situations, overlaying images provides a significant advantage over side-by-side comparison. MLD™ technology has the ability to over-lay electronic images for comparison, without degrading either image through the use of depth. Much like using a transparency layer over a picture or monitor, MLD™ technology provides physical separation between the two image sources whilst comparing so that no information from the originals is lost or corrupted. MLD™ can enhance change detection by using techniques like back-to-front switching, a very promising feature that can be validated with scientific usability studies, which cannot be accomplished on traditional SLD monitors. This idea stems from Gestalt psychology research, which developed a number of rules of perception, one of which is the fact that objects in the foreground are more likely to be attended to than objects in the background.

Affordance for increasing discriminability

Experiments conducted by Nakayama & Silverman determined that depth was a more powerful cue than color to assist in locating an object within. Basically, people are able to search within one depth plane, ignoring the other. This affordance provides a distinct advantage to an operator who knows where (in that depth plane) to find the desired information. More recent research has also shown that information search times and accuracy using depth cues has several advantages over flat representations of the same data. It has been statistically shown that, when viewing layered information, attention can be focused on a selected layer without distraction from another. The importance of this is that information can be searched for, accessed and read quicker, when it is split across two levels of depth as opposed to having it all displayed on a single plane or side by side. Both of these research studies give strong arguments to support MLD™ technology for information processing of large datasets.

MLD™ Vertical Markets and Applications

In the relatively short time that PureDepth has made MLD™ technology commercially available, they have been deployed in a range of applications. Broadly speaking, MLD™ applications fall into five application categories: (1) Interactive Entertainment Systems; (2) Consumer Information Systems; (3) Topological Mapping Systems; (4) Monitoring and Analysis Systems; (5) Layer-Based Information Visualization; and (6) Mobile and Handheld Devices.

Interactive Entertainment Systems

1. Casino Game and Gaming

The gaming industry (from casino games to pc or handheld video games) is one of the most exciting areas for applying MLD™ technology and harnessing the unique capabilities available for maximum eye-catching value. MLD™ technology has the capability to greatly enhance gaming visuals by adding physical depth dimensions to create stunning effects. For example, a game may require players to break through layers of a labyrinth while at the same time teasing players with the opportunity to see a little of what may be waiting behind by use of the parallax between the visible layers. In this instance, the game designer can induce the player to “peer” around objects on the front-most layer(s) to see obscured objects in the rear.

It is expected that much of the immediate and future development of MLD™ technology will be centered on refining both hardware and associated software and firmware in casino game and other related gaming conduits, ie from desktop PCs consoles portable and mobile phone markets. MLD™ technology, being scalable in size, has the potential to be the gaming display technology of choice.

2. Interactive Television

Television and computers are rapidly converging in technology to become the single multimedia center of the household. Subscriber-based systems such as TiVo and cable TV are providing more interactive-based entertainment and services (such as e-mail, downloadable games, and interactive shopping). These services are typically presented as overlaid or alpha-blended images on top of the video data stream, lending itself nicely to MLD™ technology.

Additionally, there is a strong industry research drive in developing automatic conversion of 2D images to 3D, especially in the movie industry. These are targeted for use in movie theatre environments and, in time, we believe they will trickle-down to the consumer level, as has happened for multi-speaker surround-sound systems. Obviously there will be a requirement for new display monitors capable of conveying this depth information and we believe MLD™ technology is poised to be a major player in this market.

Consumer Information Systems

1. Kiosk Applications

Kiosk applications, shopping mall information centers, vending machines, train/bus/flight ticket sales systems and the like are ideally suited to MLD™ technology due to the eye-catching “wow” factor. With the addition of a touch screen to an MLD™ monitor (the process is essentially the same as for other regular display systems), a whole new level of interaction becomes available. By leveraging the pressure sensitivity functionality of current touch technologies, navigation of depth becomes intuitive. Pressing harder becomes a natural gesture to “push” objects towards the rear layers, teasing the user to interact further with the content.

2. Point-of-Sale Advertising

Point-of-sale advertising is very similar to kiosk applications in that the goal of the monitor is to entice the user to interact with the content, ultimately for purchase of a product or service. The uniqueness of MLD™ technology, coupled with the “wow” depth factor, immediately grabs the customer’s attention, and holds their interest for longer than conventional displays.

Topological Mapping Systems

1.  Car & Marine Navigation

Since the availability of MLD™s in the size range of in-car navigation systems, a number of parties have adopted an interest in developing applications to harness and exploit the unique features of MLD™ technology. Development work is currently being undertaken on functionality covering mapping, street navigation, GPS and radar linked marine navigation for defense, commercial and recreational use, using depth to de-clutter, discriminate and cluster related information together within a single view. This is especially important for portable GPS systems where there is a large amount of information to be conveyed and display real-estate is a premium.

2. Air Traffic Control (ATC)

ATC applications show real-time displays of flight data being controlled. MLD™ technology is being utilized to preserve critical “live” data which would otherwise be hidden by dialogue box windows. MLD™s also allow the reduction of clutter of non-ATC controlled aircraft within the same physical display area as commercial aircraft being controlled by ATC. Trials of MLD™ technology in ATC applications have resulted in a high level of acceptance by controllers due to the ease of viewing critical information and reduced clutter of non-critical data, whilst maintaining overall visibility at all times. MLD™ technology is proving sufficiently effective that consideration is being given to the replacement of very large scale precision displays with regular MLD™ monitors.

Monitoring and Analysis Systems

1. Financial

Financial futures trading requires the monitoring of “to-the-second” movements in future values, where small changes in unit values can represent very large dollar values in transactions. Users must monitor a range of information, but are also required to perform other routine tasks such as communication via e-mail with clients. MLD™ monitors allow the traders to display real-time graphical information futures values “floating” above other working displays. If a small change in value of monitored information occurs, the trader can respond by immediately making an appropriate transaction. The alternative of a window obscuring the critical data is unacceptable, as is the alternative of requiring the trader to monitor an adjacent screen.

2. Medical

The medical industry has a number of applications that are able to exploit the benefits of MLD™ technology, from diagnosis to surgery. For example, a surgeon performing a laparoscopic surgical procedure requires an unobstructed view of the images sourced from the instruments. If another window was to appear in the area of activity, the result could be disastrous. The alternative of having the surgeon change his or her point of focus from one screen to another is not considered acceptable. However, with MLD™ technology the images presented to the surgeon can remain clear and uninterrupted regardless of new information being displayed, therefore allowing the surgeon to maintain their focus on the task at hand. New information, together with complimentary information relevant to the operation (such as blood pressure and pulse rate), can be displayed floating above the primary screen. The floating of the image clearly delineates the images being displayed.

Layer-Based Information Visualization

1. Computer-Assisted Engineering Software

There are a range of practical engineering-based applications suited to MLD™ technology. These include such uses as circuit board design, CAD drawing, civil engineering and architecture. These applications work with inherently layered data and MLD™ technology can be deployed to be a physical representation of this data. A simple example to illustrate this is printed circuit design. Up to 20 layer boards are available and the design and navigation of this number of layers can be daunting. Using MLD™ technology, specific layers or tracks can be pulled to the front or pushed to the rear layers, allowing the designer to differentiate these features whilst retaining the spatial layering information.

2. Web-Design / Graphical Content Creation

Graphical software packages inherently have a multi-layer environment in the form of toolbars, property windows and dialog boxes. These objects tend to obscure canvas working area, be it 2D photographic retouching, 3D modeling, or web page design. Typical solutions to overcome this problem include using larger displays (21” or greater) or multiple monitors, but these fall into the traps of losing focus on the work by having a larger search area to find the appropriate controls. Depth can provide an elegant solution by placing toolbars onto the front-most layer and the work canvas onto the rear. In this configuration, the controls and canvas are always in view without distracting one another, increasing productivity.

3. Defense and Security

A substantial level of research on the differentiating features and benefits of MLD™ technology has been carried out within the US defense and security departments. In these scenarios, secure and non-secure data is typically compared and each computer system must be physically isolated so that there is no cross-contamination or leakage of data. In its simplest form, MLD™ displays allow electronic overlays of this information whilst still retaining the level of isolation required. From feedback within the respective US departments, these is an opportunity for MLD™s to become widely deployed in applicable defense and security applications.

Mobile and Handheld Devices

According to industry market research, in 2005 there were over 800 million mobile phones sold worldwide. The level of complexity and requirements for stunning graphics and new interfaces are critical to truly differentiate from commodity products. By utilizing MLD™ technologies, companies can quickly and easily design and develop small form factor devices with increased viewing and more compelling user interaction. For example, 3D games that are present on high-end, dedicated devices may migrate to hand-held, mobile phones or other devices—providing for the next generation of personal interface and entertainment.

Competition

In sum (as discussed below), competition to our MLD™ technology consists of either similar technologies (e.g., dedicated partition screens), 3D monitors (e.g., from Sharp and other manufacturers), alternative solutions (e.g., two or more physical displays), and single layer displays as a commodity product.

Alternative Display Technologies

In order to put the competitive advantages and benefits offered by MLD™ technology into perspective, it is important to understand what alternatives are available in display technologies. MLD™ technology is revolutionary and has the potential to redefine the display market but this does not necessarily exclude the use of alternative displays in conjunction with MLD™.

Single Layer Displays (SLD)

Programmers of applications utilizing SLD panels often attempt to provide an illusion of three dimensions by careful use of shading sections around windows and dialog boxes on screens. High-end gaming, CAD drawing and industrial design software packages have been developed with realistic surface rendering, lighting, shading and shadow effects together with photo-realistic perspective images in order to allow the viewers to “see” the three-dimensional image, which can be manipulated and rolled around on the screen.

Encapsulating these images is the operating system graphical user interface (GUI) and this is based around the idea of layers of windows. The analogy stems from paper-based desktops where paper “layers” were stacked and overlaid upon one another. By merely stacking windows layer upon layer, without an intuitive method to discriminate between each one, decreases the usability of the GUI. Software techniques such as virtual desktops and transparent layers (alpha-blending) attempt to resolve this issue, however they still are just simulations of the layer metaphor and do not have an effective discriminator.

MLD™ technology provides depth as an effective discriminator between layers, as it leverages off what is already hard-wired into the human visual system. MLD™ technology does not replace user interface techniques—it is a direct realization of the interface technique. MLD™ technology brings a new dimension of depth and enriches data semantically as there is a separate distinct channel of information carried over and above color and spatial cues.

3D Stereoscopic Displays

Comparisons between MLD™ and 3D stereoscopic displays are inevitable as both aim to convey depth information. With 3D stereoscopic displays the aim is to provide a full volumetric representation of an object, one with infinite depth, by presenting different pre-rendered images to each eye to simulate depth. MLD™ technology aims to present discrete layers with a degree of spatial separation, to present real depth. This distinction must be stressed.

At present, current technologies attempting to give the illusion of 3D have some significant drawbacks, including: the use of special lenses or a head mounted display systems and/or head tracking systems; a very narrow ‘sweet-spot’ of viewing angle; considerable loss of color tones, brightness and resolution; and the possibility of a viewer’s eyes becoming tired or the viewer become nauseous after a short period of time. MLD™s overcome some of these inherent problems by having real depth, as the brain is not tricked into believing depth exists in the image.

Competing Technology

The main source of competition for PureDepth does not come from companies utilizing the same technology, but rather from companies utilizing alternate ‘3D’ solutions. These competitors can be divided into three main groups: (1) the layered technologies, (2) autostereoscopic displays and (3) glasses based stereoscopic displays.

Layered Technologies

Foremost among the layered technologies are the volumetric projector televisions. These comprise a series of ultra thin PDLC LCDs. Contrary to the LCDs used in standard screen technologies, PDLCs have bubbles of liquid crystal randomly spread through the PDLC matrix. Each LCD layer can be made white or transparent through the application of electric voltage through it. A projector is placed behind the series of LCDs and projects an image on to each of the LCD plates. The LCD plates are turned on and off sequentially at a predetermined rate to create an image. If timed properly, a composite picture can be displayed by the image on each LCD forming a slice of the 3D composite.

While at first blush the PDLC technology appears to be similar to the PureDepth technology, it is in fact quite different. First, the PDLC unit is large, requiring a layering of numerous screens together with a rear projection unit. Additionally, with PDLCs there are often issues with picture quality, generally caused by the bleeding of the image projected on one LCD plate onto other LCD plates. Finally, the PDLC unit is, unsurprisingly, expensive.

Autostereoscopic Technologies

Autostereoscopic technologies, such as Sharp’s 3D display, are another competing technology. This technology works by directing slightly different images to a viewer’s left and right eye. In the Sharp display, this is achieved through the use of a lenticular lens which directs synchronized alternate strips of imaging to each eye.

With this technology, there is an optimum viewing position, or “sweet spot,” from which the viewer best achieves the 3D effect. The significant drawback of this technology is that if the viewer is not seated in the sweet spot, he or she will not observe a 3D effect. Additionally, some users will become nauseous due to the lenticular lens.

Recently, Philips has demonstrated an autostereoscopic switchable 2D/3D display. The display includes an LCD together with a switchable LC filled lenticular lens. This technology overcomes, to a certain extent, the issues that exist with the Sharp display. Philips has substantially overcome their uniformity issue with a combination of slanting the lenticular lens together with good lens design.

Glasses Based Stereoscopic Technologies

Glass based stereoscopic technologies change the polarity of the image directed to each eye. The viewer wears glasses of complementary polarity which cause each eye to see a slightly different image, resulting in the appearance of a 3D image. As with the autostereoscopic display technologies, the image communicated to the device must be synchronized with the polarity. This technology overcomes some of the difficulties with the autostereoscopic technologies. However, it also has drawbacks. Most significantly, viewers are required to wear the glasses to achieve the 3D effect.

Customers

We expect that the key customers for PureDepth’s technology will include: (1) LCD manufacturers; (2) Navigation solutions (e.g. in-car, marine, avionics); (3) Defense and Homeland Security; (4) Medical Visualization and Diagnostics; (5) Casino Gaming; and (6) Mobile and Handheld device manufacturers.

PureDepth has already established business relationships with all of these markets, and Sanyo. Due to the confidentiality of the agreements, the actual customer names cannot be disclosed at this time, with the exception of DRS Technologies, Inc., one of the largest U.S. defense contractors.

Suppliers to Customers / Partners

We anticipate that our Customers / Partners  key suppliers will be large LCD manufacturers as well as contract manufacturers for integration and final assembly. In addition, we expect that large integrators such as DRS Technologies in the defense industry will be the manufacturing integrator and will license the technology and processes from PureDepth.  Sanyo is also undertaking to manufacturing in relation to this contract, although PureDepth has established contract manufacturing relationships in both the United States and Asia, as and when required.

Research and Development

Our research and development falls into four categories: (i) pure research; (ii) patent development; (iii) prototype development and (iv) product design development.  Our efforts in pure research focuses on the core technology surrounding MLD, such as optics, LCD technology, backlight technology, manufacturing processes, component technologies, and similar technologies. Patent development focuses on the authoring of new and supplemental patents to support and continue developing our core patents, and the protection of our patents. Prototype development is the actual sample implementation of MLD the technology into specific devices (such as mobile phones, music players, notebook computers, car navigation or gaming machines, to name a few). Finally, product design development is the implementation of our MLD  the technology adapted for use by a specific partner for a specific market; for example, the amusement market for Sanyo in Japan).

As an emerging technology company, our research and development costs constitute a relatively large portion of our expenditures over the past two fiscal years. In the ten months ending January 31, 2006, we spent approximately $473,000 on total research and development. In the fiscal year ending March 31, 2005, we spent an aggregate of approximately $288,000 on total research and development. For the fiscal year 2007, our total New Zealand based  operation including administration, intellectual property and regional finance, is anticipated to cost approximately $2,000,000.

Distribution

We do not distribute finished product in the traditional sense. Rather, we use our technology to create final design reference models of various products, and license our technology to third party partners who complete the product. The third party generally manufactures the product, and either (i) sells the product to retail customers or to distributors under such third party’s brand name or (ii) incorporates the product into such party’s other products as an add-on feature.

Intellectual Property and License Agreements

Our goal is to obtain, maintain and enforce patent protection for our products, formulations, processes, methods and other proprietary technologies, to preserve our trade secrets, and to operate without infringing the proprietary rights of other parties, both in the US and in other countries. Our policy is to actively seek the broadest possible intellectual property protection for our product candidates through a combination of contractual arrangements and patents, both in the US and abroad.

Intellectual Property and Patents

With 38 patents covering the majority of countries around the world, Pure Depth’s MLD™ technologies are well protected for use in any form factor utilizing multiple LCDs with real depth. PureDepth has maintained a rigorous intellectual property (“IP”) strategy since inception. The strategy has ensured the core technology developed by PureDepth is protected and simultaneously limits the ability, of competitors to operate in the market. PureDepth’s IP portfolio includes an extensive range of defensive and offensive patents, trademarks and designs. The main focus of the portfolio relates to the MLD™ technology together with improvements and components. In addition, the portfolio includes applications directed at software for use with a MLD™. A detailed listing of the intellectual property portfolio is available upon request.

Hardware Technology Patents

PureDepth’s family of patents were filed to protect PureDepth’s core technology and the idea of providing an image with depth rather than a true 3D image. The base patent relating to the MLD™ technology was originally filed as a PCT application in July 1998. Subsequently, the application has entered the national phase in thirteen territories, notably including the major markets of Europe, United States and Japan. The patent covers having two or more layers arranged such that one can look through the front most layer(s) and see the images displayed on the layers behind it and includes the use of a diffuser to overcome Moire interference. The patent has been granted in New Zealand and the USA.

The patent portfolio is not limited to one method of eliminating Moire interference. Additional hardware patents have been granted which offer protection of MLD™ technology beyond the original scope of the base patent. Other patent applications filed address embedded hardware and end-user applications. These include an MLD™ PDA and in-car viewing applications. Broader applications address the use of MLD™s, such as an MLD™ interfaced to a computing device.

Software Technology Patents

The patent applications filed which relate to software technology address the control or use of MLD™ technology and the integration of the technology into existing software programs. The protected control or use software allows users to allocate screen objects to specific layers within the optical stack, either on an object by object basis, region basis, or as an automated process based on image analysis and modification. In addition, software is used to control the characteristics of an object (control, color, brightness etc), and those spatially adjacent in the depth axis, to enhance the viewing experience.

The integration software seeks to include additional features in currently available software. The use of a MLD™ in an instrumentation application, for example, allows an alert to be by way of an object flashing from back to front screens rather than by a change of color or a noise. The software applications are also forward looking envisaging learning applications for the MLD™ where related information is displayed on front and back screens to reinforce a message.

License of Intellectual Property from the BASS Group

In December 2001, Deep Video Imaging Limited entered into an agreement with BASS Group LLC, a Florida limited liability company, and John Bass and Robert Bass to acquire the right to use certain technology protected by patents granted in the USA. These rights have since been assigned to PureDepth Limited. PureDepth Limited is required to pay BASS Group approximately $175,000 per year through 2011 in consideration of this intellectual property. Currently, the Company owes BASS Group an aggregate of approximately $663,560. Pursuant to the agreement with BASS Group, the Company may be required to reassign the intellectual property to BASS Group in the event of certain defaults, including failure to pay pursuant to the agreement.

Other Intellectual Property Rights and Protection

We depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as those of our advisors, consultants and other contractors, none of which is patentable. To help protect our proprietary know-how, which is not patentable, and for inventions for which patents may be difficult to enforce, we currently rely and will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we, as a matter of general practice, require our employees, consultants, advisors and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

Governmental Regulation/Environmental

Our business and operations are subject to various forms of government regulation in the various countries in which we do business, including required business/investment approvals, export regulations based on national security or other reasons, and other export/import regulations such as tariffs. Currently, we design our technology and products to meet rigid governmental requirements like UL, CSA, European and Asian approvals. However, because the final product will be produced and manufactured by our partners, the actual approval process is the responsibility of the partner for the specific market.

Many of our products are also subject to certain environmental and recycling laws and regulations relating to the disposal of electronics. These laws are constantly subject to revision and amendment.

Employees

Currently, we have 20 employees based in the United States, New Zealand and Japan, all of which are full-time. Our research and development center is based in New Zealand and our business development activities based out of the United States and Japan. Over the course of the next year, we anticipate hiring up to 4 additional full-time employees devoted to research and development activities and up to one additional full-time employee for general and administrative activities and one for sales/marketing. In addition, we intend to use clinical research organizations and third parties to perform our clinical studies and manufacturing.

Properties

In May 2006, PureDepth entered into an Office Lease Agreement with CA-Shorebreeze Limited Partnership relating to its lease of corporate office space at 255 Shoreline Drive, Suite 610, Redwood City, California 94065. The lease covers approximately 2,200 square feet for $5,131 per month and expires at the end of May 2008.

PureDepth also leases premises in New Zealand which houses its Research and Development and Rapid Prototyping units. These premises are located at 24 Morrin Road, Panmure, Auckland. The lease for these premises covers approximately 5,750 square feet for $4,048 per month under a three-year lease agreement expiring in October 2008 (subject to certain rights of renewal).

Legal Proceedings

We are not currently involved in any legal proceedings.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name and position of each of the Company’s directors and executive officers.

Name	Age	Positions
Fred Angelopoulos	47	Chief Executive Officer and Director
Kristin Bowman	43	Chief Operating Officer, Secretary and acting Chief Financial Officer
David Hancock	62	Chairman
Mark Kalow	51	Director

Fred Angelopoulos. Fred Angelopoulos has served as the Chief Executive Officer of PureDepth, Inc. (the California corporation) since April 2005, and has continued in that capacity with the Company since the March 31, 2006 merger transaction. Prior to that, he served as the PureDepth Group’s Vice President of Global Sales and General Manager for the Americas from May 2004 to April 2005. From 1998 to 2002, Mr. Angelopoulos served as the Chief Executive Officer of Pulse Entertainment, where he helped secure over $45 million in venture funding for that company and established partnerships with companies such as Warner Bros., NBC, IBM, SBC and BMG Music Group, helping Pulse be named among Red Herring’s Top 100 Private Companies in the World in 2001. From 1994 to 1998, he served as Senior Vice President of Sales for Hitachi PC. In 2001, Mr. Angelopoulos was named one of the ten most influential executives in the past ten years by Animation Magazine.

Kristin Bowman. Kristin Bowman has served as the Chief Operating Officer and Secretary of PureDepth, Inc. (the California corporation) since April 2005, and has continued serving in those capacities since the March 31, 2006 merger transaction. She also served as a director of PureDepth, Inc. (the California corporation) from April 2005 until the March 31, 2006 merger transaction. Prior to that, Ms. Bowman served as the PureDepth Group’s Vice President of Business Operations from September 2004 until April 2005. After working extensively in corporate and investment financing law in both New Zealand and London, Ms. Bowman was a partner in a 150-year-old leading New Zealand law firm in their Business and Taxation Team from 2001 until 2004. She served as General Counsel for a then newly listed entity, Auckland International Airport Limited, from 1999 to 2001. Ms. Bowman serves on the Board of Soccer New Zealand. Ms. Bowman received a First Class Honours degree in law from New Zealand’s International University, Auckland University, and continues to hold a current practicing certificate as a barrister and solicitor of the Supreme Court of New Zealand.

David Hancock. With the exception of the period from the end of January 2005 to the end of December 2005, David Hancock has served as chairman of the board of PureDepth, Inc. (the California corporation, and its predecessor) since 2002, and has continued in that capacity with the Company since the March 31, 2006 merger transaction. From 2000 until the restructuring in April 2005, Mr. Hancock served as the Chief Executive Officer of PureDepth Inc.’s predecessor, DVIL. Prior to joining DVIL, Mr. Hancock filled a number of Executive and Director positions: From 2000 until 2002, Mr. Hancock served as the Chief Executive Officer of Presenter Inc. He also served as the Chief Executive Officer of Hitachi PC from January 1996 to September 1999. From January 1995 to December 1995, Mr. Hancock served as Chief Executive Officer of Velocity Corporation. Mr Hancock served in a number of executive positions with Apples Computer Corp. over a period of 7 years, including as Senior VP, Marketing USA; heading up Apple's Pacific operations; and as General Manager of Apple UK. Prior to Apple, Mr. Hancock spent 11 years with Gillete Corp. in various management and marketing positions.

Mark Kalow. Mark Kalow has served as a director of the Company since April 1, 2006. Mr. Kalow specializes in business and financial analysis and the commercialization of intellectual property for high technology companies. His current engagements include serving on the board of directors and audit committees of PhotoWorks (online photography) (NASDAQ: FOTO); LSF Network (e-marketing services); and Delean Imaging (pattern recognition applications). Previously, Mr. Kalow was a Managing Director for the Venture Capital division of Trans Cosmos USA. Trans Cosmos is a major Japanese IT services company and strategic investor in US rich media, CRM and e-marketing companies. Mr. Kalow was formerly co-founder and COO/CFO of Live Picture Inc. (LPI), where he managed multiple financings totaling over $60 million, two acquisitions and, as CEO, the sale of the Company to MGI Software. LPI’s imaging and Internet products won over 30 industry awards and its technology and products and technologies were licensed to industry leaders such as H-P, Canon, Kodak, FujiFilm and many others.  Mr. Kalow holds a S.B. degree from the Massachusetts Institute of Technology (MIT) and an MBA with a concentration in Financial Management from the University of Chicago.

Executive Compensation

Summary Compensation Table

The following table sets forth the cash and non-cash compensation for awarded to or earned by (i) each individual serving as chief executive officer of PureDepth since its inception in April 2005; and (ii) each other executive officer of PureDepth at the conclusion of the ten-month fiscal period ended January 31, 2006 and who received in excess of $100,000 in the form of salary and bonus during such fiscal period.

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus ($)	Securities Underlying Options (#)	All Other Compensation ($)
Fred Angelopoulos (1) Chief Executive Officer and President	2005	$181,833	$25,000	2,960,476
Kristin Bowman (2) Chief Operating Officer, Secretary and acting Chief Financial Officer	2005	$117,170	$15,000	1,989,892

(1)       Mr. Angelopoulos became the Chief Executive Officer of PureDepth, Inc. in April 2005, and has been the Chief Executive Officer of the Company since the March 31, 2006 merger transaction. The Company issued Mr. Angelopoulos options to purchase 2,960,476 shares of our common stock at an exercise price of $0.28 per share. In addition to his salary, Mr.  Angelopoulos receives $850 per month toward medical insurance.

(2)       Ms. Bowman became the Chief Operating Officer, Secretary and acting Chief Financial Officer of PureDepth, Inc. in April 2005, and has served in those capacities for the Company since the March 31, 2006 merger transaction. The Company issued Ms. Bowman options to purchase 1,989,892 shares of our common stock at an exercise price of $0.28 per share.  In addition to his salary, Mr.  Bowman receives $290 per month toward medical insurance.

Executive Compensation under the 2006 Stock Option Plan

Pursuant to certain agreements entered into with each of the optionholders under the Second Amended and Restated Executive Share Option Plan No. 3 of PureDepth, Inc. (the “Prior Plan”), effective 1 April 2005, all of the outstanding options existing under the Prior Plan were assumed under the Company’s 2006 Stock Incentive Plan. To date, and as adjusted pursuant to the merger, we have outstanding options to purchase an aggregate of 12,450,569 shares of our common stock under the 2006 Stock Incentive Plan, of which 4,950,368 have been issued to the persons named in the Summary Compensation Table through April 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

No options to purchase shares of the Company’s common stock were exercised by any of the individuals named in the Summary Compensation Table during the ten-month fiscal period ended January 31, 2006. As of January 31, 2006, the following options were held by such persons (all figures have been adjusted to reflect the March 31, 2006 merger transaction):

	Number of Unexercised Securities Underlying Options at FY-End (#)
Name	Exercisable	Unexercisable	Value of Unexercised in-the-money Options at Fiscal Year End (Exercisable/Unexercisable) (1)
Fred Angelopoulos (2)	2,960,476	-0-	$1,292,544/-0-
Kristin Bowman (2)	1,989,892	-0-	$868,787/-0-

(1)   The value of unexercised in-the-money options on December 31, 2005 is based on a $1.00 value of common stock of PureDepth, Inc. (the California corporation) on such date, as determined in the discretion of that corporation’s board of directors on such date. This value has in turn been adjusted to $0.4366 per share of Company common stock to reflect the March 31, 2006 merger.

(2)    Exercise price of options is $0.28382 per share. Options vested upon consummation of the merger transaction.

Compensation of Directors

We have no official plan or policy for compensating directors with stock options or stock awards. Other than pursuant to current salaries for their executive positions with the Company, if applicable, no other directors are currently compensated by the Company in consideration of their service as a director.

During 2005, PureDepth, Inc. had an informal agreement with Mr. Hancock whereby Mr. Hancock was paid $100,000 per year in consulting fees, and an additional $450 per month for medical insurance, in consideration of business development, management and executive strategy consulting services he provides to the Company. Prior to June 2005, the Company's predecessor and D H Strategies, Inc., an entity owned by Mr. Hancock, were parties to a Services Agreement. See "Certain Relationships and Transactions."

On May 30, 2006, we entered into a Letter of Offer Agreement with Mr. Hancock setting forth certain terms of his provision of services to the Company as Chairman. The Agreement expires by its terms on January 31, 2007, and calls for an annual payment of $100,000 payable in monthly installments, together with a medical insurance allowance of $450 per month. Under the Agreement, Mr. Hancock is required to perform a number of services relating to the management of the Company, including oversight of the board of directors and the executive officers of the Company. The Agreement includes standard confidentiality and non-competition provisions.

In July, 2003, our predecessor, DVIL, granted Mr. Hancock, who at the time was the Chief Executive Office of DVIL, a stock option to purchase the equivalent of 1,011,380 shares of Company common stock at an exercise price of $0.28382 per share in consideration of his services as Chief Executive Officer, as adjusted for the merger.

On 31 March, 2006, we entered into an agreement with Mr. Kalow whereby we agreed to compensate Mr. Kalow an aggregate of $30,000 for his services to the Company as a director, including the prospective.

On March 31, 2006, we issued Mark Kalow an option to purchase 232,933 shares of our common stock at an exercise price of $0.43664 as an inducement to joint our board of directors.

Employment Agreements with Executives

Chief Executive Officer

The Company entered into an Executive Employment Agreement with Fred Angelopoulos setting forth the provision of services by Mr. Angelopoulos in his capacity as Chief Executive Officer. The term of the Agreement commenced on April 1, 2005 and continues until terminated by either party, and obligates the Company to pay Mr. Angelopoulos an annual base salary of $180,000 and commissions equal to 6% of any gross profit of certain product sales of the Company and 2.5% of net license revenue. This has now been amended to remove the commissions (ie. now at the Board's discretion) but Mr. Angelopoulos' base salary is now $250,000 per annum. Additionally, Mr. Angelopoulos became entitled to the greater of (i) 4 months’ base salary or (ii) any payments, benefits or the net value of existing options held by Mr. Angelopoulos upon completion of one year of service with the Company and the merger with Diamond One, Inc. Additionally, Mr. Angelopoulos received options to purchase 2,960,477 shares of the Company’s common stock at an exercise price of $0.28382 per share.

The Agreement is governed by New Zealand law, and includes standard confidentiality and assignment-of-invention provisions and a 6-month non-competition and non-solicitation provision. The Agreement is terminable upon 4-months’ notice, or by the Company in the event of misconduct, poor performance or other justifiable reason, without notice. In the event Mr. Angelopoulos is constructively terminated due to a reorganization (or certain other similar situations), he will be entitled to the greater of (i) four months of base salary or (ii) any payments, benefits or the net value of any incentives that the executive has become entitled to in connection with certain transactions.

Chief Operating Officer/Secretary

The Company entered into an Executive Employment Agreement with Kristin Bowman setting forth the provision of services by Ms. Bowman in her capacity as Chief Operating Officer and Secretary. The term of the Agreement commenced on April 1, 2005 and continues until terminated by either party, and obligates the Company to pay Ms. Bowman an annual base salary of NZ$175,000 (approximately US$115,000). Ms. Bowman is also eligible for quarterly bonuses of up to NZ$25,000 (approximately US$16,500). This has since been amended. Ms Bowman is now entiteld to a base salary of USD 155,000 per annum and bonus' are now subject to Board discretion and approval. Additionally, Ms. Bowman became entitled to the greater of (i) 4 months’ base salary or (ii) any payments, benefits or the net value of existing options held by Ms. Bowman upon completion of one year of service with the Company and the merger with Diamond One, Inc. Additionally, Ms. Bowman received options to purchase 1,989,892 shares of the Company’s common stock at an exercise price of $0.28382 per share.

The Agreement is governed by New Zealand law, and includes standard confidentiality provisions and a 6-month non-competition and non-solicitation provision. The Agreement is terminable upon 4-months’ notice, or by the Company in the event of misconduct, poor performance or other justifiable reason, without notice. In the event Ms. Bowman is constructively terminated due to a reorganization (or certain other similar situations), she will be entitled to the greater of (i) four months of base salary or (ii) any payments, benefits or the net value of any incentives that the executive has become entitled to in connection with certain transactions.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table summarizes certain information regarding the beneficial ownership (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 of the Company’s outstanding common stock as of May 26, 2006 by (i) each person known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding common stock, (ii) each director of the Company, (iii) each person named in the Summary Compensation Table, and (iv) all current executive officers and directors as a group. Except as indicated in the footnotes below, the security and stockholders listed below possess sole voting and investment power with respect to their shares. Except as otherwise indicated, the address of the security and stockholders listed below is 255 Shoreline Drive, Suite 610, Redwood City, California 94065.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (#) (1)	Percentage of Common Stock Beneficially Owned (%) (1)
Fred Angelopoulos (2)	2,960,476	4.8%
David Hancock (3)	2,022,760	3.4%
Kristin Bowman (2) 24 Morrin Road Panmure, Auckland New Zealand	1,989,892	3.3%
Mark Kalow (4)	232,933	*
K One W One Limited (5) c/o BDO Spicers, 120 Albert Street Auckland, New Zealand	37,548,704	62.2%
Vision Opportunity Master Fund, Ltd. (6) 317 Madison Avenue, Suite 1220 New York, NY 10017	4,580,420	7.5%
All current executive officers and directors as a group (7)	7,206,061	11.1%

* Less than 1%.

(1)      Beneficial ownership is determined in accordance with SEC rules, and includes any shares as to which the security or stockholder has sole or shared voting power or investment power, and also any shares which the security or stockholder has the right to acquire within 60 days of the date hereof, whether through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the security or stockholder that he, she or it is a direct or indirect beneficial owner of those shares.

(2)      Consists of shares issuable upon the exercise of stock options that are currently exercisable.

(3)      Includes 1,011,380 outstanding shares and 1,011,380 common shares issuable upon the exercise of currently exercisable stock options.

(4)      Consists of shares issuable upon the exercise of currently exercisable stock options.

(5)      Includes 35,780,006 outstanding shares and 1,768,698 common shares that are issuable upon exercise of currently exercisable warrants.

(6)      Includes 2,290,210 outstanding shares and 2,290,210 common shares issuable upon exercise of currently exercisable warrants.

(7)      Includes Messrs. Angelopoulos, Hancock, Kalow and Ms. Bowman. Includes 5,961,749 shares issuable upon exercise of stock options held by the executive officers and directors, all of which are currently exercisable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On May 30, 2006, we entered into a Letter of Offer Agreement with Mr. Hancock setting forth certain terms of his provision of services to the Company as Chairman. The Agreement expires by its terms on January 31, 2007, and calls for an annual payment of $100,000 payable in monthly installments, together with a medical insurance allowance of $450 per month. Under the Agreement, Mr. Hancock is required to perform a number of services relating to the management of the Company, including oversight of the board of directors and the executive officers of the Company. The Agreement includes standard confidentiality and non-competition provisions.

On February 4, 2004, DVIL, the Company’s predecessor-in-interest entered into a Services Agreement with D H Strategies, Inc., a corporation controlled by David Hancock, a director of the Company, pursuant to which D H Strategies agreed to provide business development, management and executive strategy consulting services to the Company. At the time the parties entered into the agreement, Mr. Hancock was the Chief Executive Officer of DVIL. The term of the Services Agreement commenced in June 2003 and concluded in June 2004 (but was then extended to June 2005), and required D H Strategies to assist us in developing a business plan and budget, locating and putting into place a management team, commencing and streamlining of operations, addressing regulatory issues and numerous other duties. In consideration for these services, D H Strategies received aggregate consulting fees of approximately $300,000 during the term of the Services Agreement. Additionally, DVIL issued David Hancock, as principal of D H Strategies, options under its stock option plan to purchase an aggregate of 2,202,260 shares of our common stock. Half of these are exercisable at 0.10 cents (NZD) per share and were indeed exercised in September 2004. The balance of 1,011,330 here issued at an exercise price of $0.28 per share (which figure has been adjusted to reflect to the March 31, 2006 merger transaction).

On September 12, 2005, the Company (then PureDepth, Inc., the California corporation) entered into an Agreement for the Exchange of the Shares in PureDepth Limited with Mr. Hancock, whereby Mr. Hancock exchanged all of his outstanding shares in PureDepth Limited (one of the PureDepth Group entities) for 1,011,380 shares of our common stock (which figures have been adjusted to reflect to the March 31, 2006 merger transaction). Pursuant to this transaction, PureDepth acquired all of the outstanding capital stock of PureDepth Limited not previously held by it, resulting in PureDepth Limited becoming a wholly owned subsidiary of PureDepth, Inc.

From April 2003 through December, 2005 (including prior to the reorganization of the PureDepth Group and incorporation of PureDepth, Inc., the California corporation), we received loans from K One W One Limited (“K1W1”), our majority stockholder, in the aggregate amount of approximately US$5,596,576. Each of these loans accrued interest at a rate of 10% per annum. These loans have been converted into our equity securities as follows:

•
on March 31, 2005, US$2,704,784 was converted into 1,545,560 shares of Deep Video Imaging Limited (which, after adjustment to reflect to the March 31, 2006 merger transaction, represents 3,539,656 shares of our common stock)

•
on July 19, 2005, US$2,119,506 (NZ$2,700,000) was converted into 2,700,000 shares of PureDepth Limited (which, after adjustment to reflect to the March 31, 2006 merger transaction, represents 6,183,567 shares of our common stock), and

•
on February 23, 2006, US$772,286 was converted into equity securities of PureDepth, Inc. (which, after adjustment to reflect to the March 31, 2006 merger transaction, represents 1,768,697 shares of our common stock, A-Warrants to purchase up to 884,349 common shares at $1.20 per share, and B-Warrants to purchase up to 884,349 common shares at $0.87 per share).

At the time of each of the conversions, K1W1 agreed to forgive interest accrued on the loan amounts so converted.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Common Stock

Since May 11, 2006, our common stock has traded on the OTC Bulletin Board under the symbol “PDEP.” Prior to that date, the Company’s common stock traded on the OTC Bulletin Board under the symbol “DMDO.” The following table lists the high and low bid price for our common stock as quoted on the OTC Bulletin Board during each quarter within the last two fiscal years, plus the first quarter of fiscal 2006:

	Price Range
Quarter Ended	High	Low
April 30, 2006	$2.15	$1.30

January 31, 2006	1.75	0.20
October 31, 2005	0.575	0.15
July 31, 2005	0.15	0.15
April 30, 2005	0.15	0.15

January 31, 2005	0.15	0.15
October 31, 2004	0.15	0.15
July 31, 2004	0.15	0.15
April 30, 2004	0.15	0.15

The quotations from the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. Throughout the periods indicated above, trading in our common stock was sporadic, exemplified by low trading volume and many days during which no trades occurred.

Record Holders

As of May 26, 2006 there were approximately 115 holders of record of our common stock.

Dividends

We have not paid or declared any dividends on our common stock and we do not anticipate paying dividends on our common stock for the foreseeable future.

Equity Compensation Plan Information

The following table sets forth, as of January 31, 2006, the (i) number of securities to be issued upon the exercise of outstanding options, warrants and rights issued under equity compensation plans of the Company, (ii) the weighted-average exercise price of such options, warrants and rights, and (iii) the number of securities remaining available for future issuance under the Company’s equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plan (excluding (a)) (c)
Equity compensation plans approved by security holders	12,450,582	$0.283	1,290,678
Equity compensation plans not approved by security holders	-	-	-

Total	12,450,582	$0.283	1,290,678

CHANGES IN OUR CERTIFYING ACCOUNTANT

Effective April 10, 2006, Comiskey & Company, P.C. resigned as our principal independent accountant. Comiskey & Company served as principal independent accountant to Diamond One in connection with the filing of the Company’s original Registration Statement on Form SB-2 (filed with the SEC on March 4, 2004, with the audit relating to the period from the inception of Diamond One through fiscal 2004) and thereafter through fiscal 2005. Comiskey & Company’s resignation was due to independence concerns relating to a prior consulting arrangement it had entered into with the PureDepth, Inc. (the California corporation) prior to the March 31, 2006 merger transaction. Comiskey & Company’s independent auditor’s report dated March 23, 2006, furnished in connection with Diamond One’s Annual Report on Form 10-KSB for the fiscal year ended January 31, 2006 (filed on March 30, 2006) contained an opinion raising substantial doubt about Diamond One’s ability to continue as a going concern. There were not, during our two most recent fiscal years and any subsequent interim period preceding such resignation, any disagreements with Comiskey & Company relating to accounting principles or practice, financial statements or disclosures, or auditing scope or procedures, which, if not resolved to the satisfaction of Comiskey & Company would have caused it to make reference to the subject matter of the disagreement in connection with its reports.

We provided Comiskey & Company with a copy of our disclosure with regard to their resignation and requested that it furnish us a letter addressed to the SEC stating whether or not it agreed with the disclosure. A copy of Comiskey & Company’s letter was filed as Exhibit 16.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 14, 2006.

We have engaged Mark Bailey & Company, Ltd. to serve as our new independent public accounting firm. Mark Bailey & Company, Ltd. conducted the audit of the PureDepth Group in connection with the March 31, 2006 merger transaction, and is familiar with the Company’s business.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling stockholders. With respect to the shares offered hereby that are issuable upon exercise of warrants, we would receive gross proceeds of approximately $19,500,000 assuming the exercise of all such warrants. To the extent any of these warrants are exercised, we intend to use the proceeds to for general working capital.

SELLING STOCKHOLDERS

The following table lists the total number of shares of our common stock beneficially owned by the selling stockholders as of May 26, 2006, based on information available to the Company, and after this offering. Except as indicated in the table and accompanying footnotes, the selling stockholders are offering all of the shares of common stock, owned by them or issuable to them upon the exercise of warrants described herein, covered by the registration statement of which this prospectus is a part. This prospectus covers the resale by the selling stockholders identified below of a total 57,146,918 shares of our common stock, which figure includes 19,263,527 shares issuable upon the exercise of warrants.

Selling Stockholder	Shares Beneficially Owned Before Offering (a)	Number of Outstanding Shares of Common Stock Offered by Selling Stockholder	Number of Shares Offered by Selling Stockholder upon Exercise of Certain Warrants	Number of Shares Offered by Selling Stockholder Registered Hereunder (1)	Percentage Beneficial Ownership After Offering
Achva V’reis	400,787	200,393	200,394	400,787	0
Nigel V. Alexander	91,608	45,804	45,804	91,608	0
The Richard Aronow Trust	1,145,105	572,553	572,552	1,145,105	0
Lance Baral and Susan Reisinger	458,043	229,021	229,022	458,043	0
Brian Barish	1,145,105	572,553	572,552	1,145,105	0
Michael S. Barish	1,145,105	572,553	572,552	1,145,105	0
Javier Baz	458,043	229,021	229,022	458,043	0
Charles A. Bittner	45,804	22,902	22,902	45,804	0
Ronald D. Bittner	45,804	22,902	22,902	45,804	0
Brio Capital L.P.	229,021	114,511	114,510	229,021	0
Clyde David Callaham	2,290,211	1,145,105	1,145,106	2,290,211	0
Devron H. and Valerie C. Char, JT	91,608	45,804	45,804	91,608	0
Fredric Chussid	137,412	68,706	68,706	137,412	0
Christopher T. Dahl	45,804	22,902	22,902	45,804	0
Theodore G. Donnell Trust	22,903	11,451	11,452	22,903	0
Peter G. Doyle	1,392,449	696,225	696,224	1,392,449	0
Gabriel Engel	112,823	112,823	0	112,823	0
John Fichthorn	229,021	114,511	114,510	229,021	0
John M. Gantner	183,216	91,608	91,608	183,216	0
Phillip Giglio	91,608	45,804	45,804	91,608	0
Henry S. Gilbert	137,412	68,706	68,706	137,412	0
Robert E. Gilbert	160,315	80,157	80,158	160,315	0
David Goodman	91,564	45,782	45,782	91,564	0
Gruber McBaine International	778,672	389,336	389,336	778,672	0
Jon D. and Linda W. Gruber Trust	668,741	334,371	334,370	668,741	0
Gulf Coast Capital, LLC	750,000	750,000	0	750,000	0
The Gunther 93 Family Trust	229,021	114,511	114,510	229,021	0
David Hancock	1,011,380	1,011,380	0	1,011,380	0
Resources Trust Co. FBO: Robert Hill Acct No. 040000204381	458,043	229,021	229,022	458,043	0
David Hirshon and Susan Gilbert Hirshon	137,412	68,706	68,706	137,412	0

Selling Stockholder	Shares Beneficially Owned Before Offering (a)	Number of Outstanding Shares of Common Stock Offered by Selling Stockholder	Number of Shares Offered by Selling Stockholder upon Exercise of Certain Warrants	Number of Shares Offered by Selling Stockholder Registered Hereunder (1)	Percentage Beneficial Ownership After Offering
Gary A. Hoffman	22,903	11,451	11,452	22,903	0
IG Family Limited Liability Limited Partnership	916,086	458,042	458,044	916,086	0
Industricorp & Co., Inc. FBO 1561000091	458,043	229,021	229,022	458,043	0
Iroquois Master Fund Ltd.	1,145,105	572,553	572,552	1,145,105	0
K One W One Ltd.	37,548,704	18,774,352	1,768,698	20,543,050	28.1%
Kamm Trust	45,804	22,902	22,902	45,804	0
Daniel E. Kern	687,064	343,532	343,532	687,064	0
Todd Knodel	45,804	22,902	22,902	45,804	0
Lagunitas Partners LP	2,885,664	1,442,832	1,442,832	2,885,664	0
Lewis Opportunity Fund LP	916,084	458,042	458,042	916,084	0
Paul W. Lewis	114,511	57,255	57,256	114,511	0
LMB Investments, LLC	229,021	114,511	114,510	229,021	0
Shmuel Lunger	22,903	11,451	11,452	22,903	0
Michael E. and Suzanne D. Lyngaas	916,086	458,042	458,044	916,086	0
Roger P. May (2)	1,311,832	114,511	1,197,321	1,311,832	0
J. Patterson McBaine	247,343	123,671	123,672	247,343	0
Hamish Macleod (3)	145,657	72,829	0	72,829	*
Kenneth D. Morris	91,608	45,804	45,804	91,608	0
Anna F. Noble	22,903	11,451	11,452	22,903	0
Northwest Auto Group Ltd.	45,804	22,902	22,902	45,804	0
Omicron Master Trust	1,145,105	572,553	572,552	1,145,105	0
Onita E. Padilla	45,804	22,902	22,902	45,804	0
Ray A. Padilla and Onita E. Padilla	45,804	22,902	22,902	45,804	0
Tracy Ann Padilla	22,903	11,451	11,452	22,903	0
Robert C. Palmer	91,608	45,804	45,804	91,608	0
Theresa D. Palmer	91,608	45,804	45,804	91,608	0
Daniel S. and Patrice M. Perkins, JTWROS	137,412	68,706	68,706	137,412	0
Richard W. Perkins, Trustee, u/a dtd. 6/14/78 FBO Richard W. Perkins	229,021	114,511	114,510	229,021	0
John H. & Martha L. Pieper Charitable Family Foundation, Inc.	137,412	68,706	68,706	137,412	0
John H. Pieper Revocable Trust U/A Dtd 9/9/1994	91,608	45,804	45,804	91,608	0
Piper Jaffray & Co. as Cust. FBO Mark L. Beese IRA	22,903	11,451	11,452	22,903	0
Piper Jaffray & Co. as Cust. FBO James G. Peters IRA	68,707	34,353	34,354	68,707	0
Piper Jaffray & Co. as Cust. FBO David H. Potter IRA	137,412	68,706	68,706	137,412	0
James P. Radtke	137,412	68,706	68,706	137,412	0
William J. Rawald	68,707	34,353	34,354	68,707	0

Selling Stockholder	Shares Beneficially Owned Before Offering (a)	Number of Outstanding Shares of Common Stock Offered by Selling Stockholder	Number of Shares Offered by Selling Stockholder upon Exercise of Certain Warrants	Number of Shares Offered by Selling Stockholder Registered Hereunder (1)	Percentage Beneficial Ownership After Offering
Robert W. Rheingrover	91,608	45,804	45,804	91,608	0
Leah Kaplan-Samuels and Leonard Samuels, JTWROS	458,043	229,021	229,022	458,043	0
SCG Capital, LLC	916,086	458,042	458,044	916,086	0
L. G. Schafran	137,412	68,706	68,706	137,412	0
Kurt Schneiter	114,511	57,255	57,256	114,511	0
Andy Secher	137,412	68,706	68,706	137,412	0
Jeffrey H. Setlin	412,237	206,119	206,118	412,237	0
H. L. Severance, Inc. Pension Plan & Trust	183,216	91,608	91,608	183,216	0
H. L. Severance, Inc. Profit Sharing Plan Trust	412,237	206,119	206,118	412,237	0
H. Leigh Severance	687,064	343,532	343,532	687,064	0
Sierra West Capital, LLC	750,000	750,000	0	750,000	0
David E. Sobeck	45,804	22,902	22,902	45,804	0
Michael Sobeck	91,608	45,804	45,804	91,608	0
Alan Talesnick	229,021	114,511	114,510	229,021	0
Jack R. Thompson	137,412	68,706	68,706	137,412	0
Jazather P. Thompson	45,804	22,902	22,902	45,804	0
Fiserv ISS & Co. FBO Joseph M. Ward, Jr.	204,599	102,299	102,300	204,599	0
Chris Wrolstad	114,511	57,255	57,256	114,511	0
Vision Opportunity Master Fund, Ltd.	4,580,420	2,290,210	2,290,210	4,580,420	0

Total		37,883,391	19,263,527	57,146,918
_______________

* Less than 1%

(1) Assumes the exercise of all outstanding warrants held by such selling stockholder.
(2) Includes warrants to purchase 1,082,811 shares of common stock at an exercise price of $0.65 issued in consideration of services to the Company as a finder.
(3) Includes options to purchase 72,828 shares of common stock at an exercise price of $0.28 per share.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account

•	an exchange distribution in accordance with the rules of the applicable exchange

•	privately negotiated transactions

•	short sales

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share

•	a combination of any such methods of sale, and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any broker-dealers that act in connection with the sale of the shares offered hereby might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We will advise the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus-delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Shares Eligible For Future Sale

Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus that are issuable upon the exercise or conversion of convertible securities, there will be 77,907,972 shares of our common stock issued and outstanding. The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an “affiliate” of our Company, as defined in the Securities Act.

Our currently outstanding shares that were issued in reliance upon the “private placement” exemptions provided by the Act are deemed “restricted securities” within the meaning of Rule 144. Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of issuance by us or acquisition from an affiliate, may sell such securities in broker’s transactions or directly to market makers, provided that the number of shares sold in any three-month period may not exceed the greater of 1 percent of the then-outstanding shares of our common stock or the average weekly trading volume of our shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about our company. After two years have elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under the rule.

Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing stockholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

DESCRIPTION OF SECURITIES

We currently have authorized capital of 200,000,000 shares, of which 190,000,000 shares are designated as common stock, par value $.001 per share, and 10,000,000 shares are designated as preferred stock, par value $.001 per share. As of March 26, 2006, the Company has outstanding 58,644,445 shares of common stock and no shares of preferred stock. Additionally, there are outstanding securities convertible into or exercisable for an aggregate of 31,714,097 shares of common stock. Our common stock is listed for trading on the OTC Bulletin Board under the symbol “PDEP.”

Common Stock

All shares of our common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by our stockholders. The shares of common stock do not entitle their holders to any preemptive, subscription, conversion or redemption rights, and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect our entire board of directors if they so choose. In that event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of our liquidation, each stockholder is entitled to receive a proportionate share of the assets available for distribution to stockholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of our preferred stock. Holders of shares of common stock are entitled to share pro rata in dividends and distributions with respect to the common stock when, as and if declared by our board of directors out of funds legally available for dividends. This is after requirements with respect to preferential dividends on, and other matters relating to, the preferred stock, if any, have been met. We have not paid any dividends on our common stock and intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy is subject to the discretion of the board of directors. All issued and outstanding shares of our common stock are fully paid and non-assessable.

The transfer agent and registrar for our common stock is TranShare, 5105 DTC Parkway, Suite 325, Greenwood Village, Colorado 80111.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series as may be determined by our board of directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions of each series will be established by the board of directors, except that no holder of preferred stock will have preemptive rights. The rights of holders of classes or series of preferred stock that may be issued could be superior to the rights of the common stock offered hereby. Our board of directors’ ability to designate and issue shares could impede or deter an unsolicited tender offer or takeover proposal. Further, the issuance of additional shares having preferential rights could adversely affect other rights appurtenant to the common stock offered hereby. Any such issuances will dilute the percentage of ownership interest of investors purchasing shares in this offering and may dilute the book value of the Company.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by Delaware General Corporation Law, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our Company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” We have not authorized anyone else to provide you with different information or additional information. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549. You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

EXPERTS

The financial statements of PureDepth, Inc. as of January 31, 2006 and March 31, 2005, included in this prospectus, have been included herein in reliance on the report of Mark Bailey & Company, Ltd. The financial statements from inception (May 5, 1999) to March 31, 2004 are unaudited.

Report of Independent Registered Public Accounting Firm

May 30, 2006

To Board of Directors and Shareholders
PureDepth, Inc.

We have audited the accompanying balance sheet of PureDepth, Inc.(the Company) and its subsidiaries (a development stage company) as of January 31, 2006, and the related statements of operations, stockholders’ equity and cash flow of the Company and its subsidiaries and predecessor entities (as described in Notes 1 and 2 to the financial statements) for the ten months ended January 31, 2006 and the year ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as described in the succeeding paragraph, we conducted our audits for the ten months ended January 31, 2006 and year ended March 31, 2005 in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The inception to date information contained in the accompanying financial statements is required to be included in the financial statements in accordance with Statement of Financial Accounting Standards No. 7 Accounting and Reporting by Development Stage Enterprises. We have not audited the financial statements from the Company’s predecessor entities from their inception date of May 5, 1999 through March 31, 2004. The predecessor entities to the Company, as privately held entities for this period, have historically prepared their financial statements in accordance with accounting principles generally accepted in New Zealand. These principles may substantially differ from those generally accepted in the United States. The Company’s management is responsible for making the necessary adjustments to the financial statements, for the period of May 5, 1999 through March 31, 2004, to conform to accounting principles generally accepted in the United States. Based on our inability to retrospectively apply complete audit procedures in accordance with standards of the Public Company Accounting Oversight Board (United States), we are unable to determine whether or not the amendments to New Zealand generally accepted accounting principles made to the inception to date information to conform to accounting principles generally accepted in the United States have been correctly applied in all material aspects. Accordingly, we do not express any opinion regarding the inception to date financial information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PureDepth, Inc. (a development stage company) and its subsidiaries as of January 31, 2006, and the results of operations and cash flow of the Company and its subsidiaries and predecessor entities for the ten months ended January 31, 2006 and year ended March 31, 2005, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that PureDepth, Inc. and its subsidiaries (a development stage company) will continue as a going concern. As discussed in Note 12 to the accompanying financial statements, PureDepth, Inc. has suffered losses during the periods presented, including from its inception, which raises substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mark Bailey & Company, Ltd.
Reno, Nevada

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
January 31, 2006
ASSETS

Current Assets
Cash	$857,998
Accounts receivable
(net of allowance for doubtful accounts of $7,362)	71,995
Prepaid expenses	53,484
Total current assets	983,477

Property and Equipment, (net)	160,380

Other Assets
Intellectual property (net)	2,544,422

Total assets	$3,688,279

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$292,376
Accrued expenses	34,058
Accrued payroll and related expenses	50,712
Accrued interest	5,138
Related party note payable	774,330
Current portion - notes payable	137,908
Total current liabilities	1,294,522

Long Term Liabilities
Note payable	554,553
Total long term liabilities	554,553

Commitments and Contingencies	-

Stockholders' Equity
Common stock, no par value, 30,000,000 shares
authorized, 16,712,769
shares issued and outstanding	15,075,180
Stock subscriptions received	350,000
Paid in capital from stock options	2,007,722
Accumulated other comprehensive loss	(744,033)
Deficit accumulated during development stage	(14,849,665)
Total stockholders' equity	1,839,204

Total liabilities and stockholders' equity	$3,688,279

The accompanying footnotes are an integral part of these financial statements.

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Ten months ended January 31, 2006	Year ended March 31, 2005	Inception to Date (UNAUDITED)
Revenue

Net sales	$-	$-	$-

Operating expenses
Depreciation and amortization	376,355	406,246	2,350,081
Research and development	472,841	287,785	1,831,611
Loss on fixed asset disposal	94,285	15,073	111,194
Marketing	120,721	402,892	1,015,247
Professional fees	455,410	483,548	1,604,952
Other general and administrative	3,134,053	2,114,981	10,656,342

Total operating expenses	4,653,665	3,710,525	17,569,477

Loss from operations	(4,653,665)	(3,710,525)	(17,569,477)

Other income (expense)
Interest income	1,499	2,529	46,396
Interest expense	(79,710)	(240,657)	(998,808)
Foreign exchange loss	(29,815)	(98,548)	398,858
Grant receipts	102,899	90,278	680,775
Other income	25,847	2,093,139	2,592,591

Total other income	20,720	1,846,741	2,719,812

Loss before income taxes	(4,632,945)	(1,863,784)	(14,849,665)

Income tax provision	-	-	-

Net loss	$(4,632,945)	$(1,863,784)	$(14,849,665)

Net loss per share, basic and diluted	$(0.33)	$(0.17)	$(2.57)

Weighted average shares outstanding	13,887,002	10,658,375	5,778,433

Comprehensive Loss

Net Loss, per Statement of Operations	$(4,632,945)	$(1,863,784)	$(14,849,665)

Foreign currency gain / (loss) adjustments	12,913	(48,178)	(744,033)

Comprehensive net loss	$(4,620,032)	$(1,911,962)	$(15,593,698)

The accompanying footnotes are an integral part of these financial statements.

PUREDEPTH, INC AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES OF STOCKHOLDERS’ EQUITY
FROM DATE OF INCEPTION (MAY 5, 1999 to JANUARY 31, 2006)

	Number of shares	Capital Stock	Subscribed capital	Paid in capital - Stock options	Deficit accumulated during development stage	Other comprehensive income	TOTAL

Balance, DVIL at March 31, 1999 (UNAUDITED)	-	$-	$-	$-	$-	$-	$-
Issuance of shares for cash in Deep Video Imaging
Limited (DVIL) at $0.56 per share in May 1999	647,789	360,818					360,818
Issuance of shares for cash in DVIL
at $0.54 per share in June 1999	56,488	30,238					30,238
Issuance of shares for cash in DVIL
at $0.50 per share in December 1999	241,099	119,537					119,537
Foreign exchange translation						(25,595)	(25,595)
Net loss, DVIL, for year ended March 31, 2000					(308,321)		(308,321)
Balance, DVIL at March 31, 2000 (UNAUDITED)	945,376	$510,593	$-	$-	$(308,321)	$(25,595)	$176,677
Issuance of shares for cash in DVIL at
$4.76 per share in May 2000	136,066	647,951					647,951
Issuance of shares for cash in DVIL at
$3.99 per share in October 2000	229,081	913,948					913,948
Issuance of shares for cash in DVIL at
$4.30 per share in February 2001	32,190	138,295					138,295
Foreign exchange translation						(68,036)	(68,036)
Net loss, DVIL, for year ended March 31, 2001					(936,275)		(936,275)
Balance, DVIL at March 31, 2001 (UNAUDITED)	1,342,713	$2,210,787	$-	$-	$(1,244,596)	$(93,631)	$872,560
Foreign exchange translation						(33,505)	(33,505)
Net loss, DVIL, for year ended March 31, 2002					(2,226,948)		(2,226,948)
Balance, DVIL at March 31, 2002 (UNAUDITED)	1,342,713	$2,210,787			$(3,471,544)	$(127,136)	$(1,387,892)
Issuance of shares for cash in DVIL at
$6.22 per share in December 2002	249,624	1,551,425					1,551,425
Foreign exchange translation						(477,090)	(477,090)
Net loss, DVIL, for year ended March 31, 2003					(2,088,816)		(2,088,816)
Balance, DVIL at March 31, 2003 (UNAUDITED)	1,592,337	$3,762,212	$-	$-	$(5,560,360)	$(604,225)	$(2,402,373)
Issuance of shares for cash in DVIL at
$2.63 per share in July 2003	1,811,919	4,773,051					4,773,051
Issuance of stock options for
compensation				548,997			548,997
Foreign exchange translation						(104,544)	(104,544)
Net loss, DVIL, for year ended March 31, 2004					(2,792,576)		(2,792,576)
Balance, DVIL at March 31, 2004 (UNAUDITED)	3,404,256	8,535,263	-	548,997	(8,352,936)	(708,769)	22,556

Issuance of shares in exchange for
extinguishment of related party notes							-
payable at $1.75 per share in March 2005	1,545,560	2,704,782					2,704,782

Issuance of stock options for
compensation				803,738			803,738
Net loss for the year ended 3/31/05					(1,863,784)		(1,863,784)
Foreign exchange translation						(48,178)	(48,178)
Balance DVIL at March 31, 2005	4,949,816	$11,240,045	$-	$1,352,735	$(10,216,720)	$(756,947)	$1,619,114

Issuance of shares of PDL in exchange for
extinguishment of related party notes
payable at $0.785 per share in July 2005	2,700,000	2,119,506					2,119,506

Shares issued in PDL for option exercise
at $1.36 per share in July, 2005	441,610	602,734		(590,202)			12,532

Shares of DVIL exchanged for shares of PureDepth Limited (PDL)	(4,949,816)

Issuance of PDL shares at $ 0.35 per share in exchange for net equity of DVIL group in September 2005	12,200,001						-

Issuance of stock options for
compensation				1,245,189			1,245,189

Cancellation of outstanding shares
of PDL in July, 2005	(15,341,611)

Issuance of Company stock in exchange
for cancelled shares of PDL, September, 2005	15,341,611

Subscriptions received and shares issued for units in private placement at $2.00 per unit, each unit consisting of 2 shares of common stock,
a warrant to purchase an additional share
at $2.75 and an additional share $2.00, net
of related issuance cost in January 2006	1,371,158	1,112,895	350,000				1,462,895
Net loss for the year ended 1/31/06					(4,632,945)		(4,632,945)

Foreign exchange translation						12,913	12,913
Balance, PureDepth, Inc. at January 31, 2006	16,712,769	$15,075,180	$350,000	$2,007,722	$(14,849,665)	$(744,033)	$1,839,204

The accompanying footnotes are an integral part of these financial statements.

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOW

	Ten months ended January 31, 2006	Year ended March 31, 2005	Inception to Date (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,632,945)	$(1,863,784)	$(14,849,665)
Adjustments to reconcile net loss to net
cash flows from operating activities:
Depreciation and amortization	376,355	406,246	2,350,081
Loss on disposal of assets	94,285	15,073	111,194
Non-cash compensation expense	1,257,721	803,738	2,610,456
Non-cash interest	-	145,090	145,090
Foreign exchange (gain) / loss	29,815	98,548	(398,858)
Changes in operating assets and liabilities:
Accounts receivable	(24,064)	11,009	(71,995)
Prepaid expenses	(606)	(33,434)	(53,484)
Accounts payable	(22,292)	31,919	292,376
Accrued expenses	(28,399)	(45,775)	84,770
Accrued interest	(7,147)	11,989	5,138
Net cash used in operating activities	(2,957,277)	(419,381)	(9,774,897)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	(79,392)	(239,367)	(1,020,799)
Expenditures for intellectual property	(289,059)	(324,748)	(2,887,449)

Net cash used in investing activities	(368,451)	(564,115)	(3,908,248)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	1,112,895		9,660,690
Proceeds from short-term financing	29,585	-	29,585
Principal payments on note payable	-	(133,521)	(594,441)
Issuance of related party notes payable	2,609,548	1,107,663	5,221,768
Stock subscriptions received	350,000	-	350,000

Net cash provided by financing activities	4,102,028	974,142	14,667,602

Effect of exchange rate changes on cash	(7,308)	(89,484)	(126,459)

Net increase (decrease) in cash	768,992	(98,838)	857,998

Cash, beginning of period	89,006	187,844	-

Cash, end of period	$857,998	$89,006	$857,998

SUPPLEMENTAL CASH INFORMATION:
Notes and accrued interest converted to stock	$2,119,506	$2,704,784	$4,824,290

Cash paid for interest	$76,217	$85,197	$848,580

Purchase of intellectual property via issuance of note payable	$-	$-	$1,257,929

The Company paid no income taxes for the ten months ended January 31, 2006 and year ended March 31, 2005, respectively.

The accompanying footnotes are an integral part of these financial statements.

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005

Note 1   Summary of Significant Accounting Policies and Description of Business

The Company- Description of Business

PureDepth, Inc., along with our wholly owned subsidiaries, PureDepth Limited (PDL) and PureDepth Incorporated Limited (PDIL), and our predecessor parent entity, Deep Video Imaging Limited (DVIL), (collectively, the Company) develops, manufactures, markets and supports multi-layer display technology. The Company’s technology has gaming, military, automotive and handheld video display applications.

The Company is deemed a development stage company as defined by Statement of Financial Accounting Standards (SFAS) No. 7 Accounting and Reporting by Development Stage Enterprises due to its continuing research and development activities related to making its multi-layer display technology economically viable for its targeted applications. For the period of its inception, May 5, 1999, through March 31, 2004 the Company, as a privately held entity for this period, has historically prepared its financial statements in accordance with accounting principles generally accepted in New Zealand. These principles may substantially differ from those generally accepted in the United States. The Company’s management prepared adjustments they believe necessary to conform to accounting principles generally accepted in the United States, however, this information for the period from the inception date to March 31, 2004 has not been audited and should be viewed as informational only.

Fiscal Year

Until March 31, 2005 the predecessor entities of the Company used a fiscal year end of March 31. In 2006, the Company adopted a fiscal year to January 31. Unless otherwise noted, all references to the period ended 2006 are for the ten month period beginning April 1, 2005 and ending January 31, 2006.

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of PureDepth, Inc., a U.S. corporation based in California, and its wholly-owned subsidiaries, based in Auckland, New Zealand. These subsidiaries were previously owned by our predecessor, DVIL, a New Zealand corporation. Contributed assets and assumed liabilities from our predecessor entity, in exchange for stock in the current Company, have been accounted for as a reorganization of entities under common control in accordance with SFAS No. 141 Business Combinations. Accordingly, the contributed assets and assumed liabilities have been recorded at the predecessor’s historical cost basis. All significant intercompany transactions and balances have been eliminated.

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management’s estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year end, and the reported amounts of revenues and expenses during the fiscal year. Actual results may differ from these estimates.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the applicable local currency in accordance with SFAS No. 52, Foreign Currency Translation. Assets and liabilities of the Company’s subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using current rates of exchange at the balance sheet date. Revenues and expenses are translated at the weighted average exchange rates in effect for the period in which the items occur. Translation gains or losses are recorded as a separate component of stockholders’ equity and transaction gains and losses are included in other income and expenses, net.

Revenue Recognition

Revenue is derived from the sale of computer hardware products; software licenses and related services; and royalties related to licensed use of our intellectual property which include technical transfer, implementation and integration of both hardware and software solutions, post contract support, training, and consulting.

Revenue from the sale of computer hardware is recognized on a contractual basis when final products are dispatched to the customer.

Royalties derived from the licensing of our intellectual property is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the service has occurred, no significant Company obligations with regard to implementation or integration exist, the fee is fixed or determinable and collectibility is probable. Arrangements for which the fees are not deemed probable for collection are recognized upon cash collection. Payments from customers received in advance of revenue recognition are recorded as deferred revenue.

Service revenue from consulting, technical transfer, and training is recognized as the service is performed.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

From time to time the Company maintains amounts on deposit with financial institutions which exceed federally insured limits. The Company has not experienced any significant losses in such accounts, nor does management believe it is exposed to any significant credit risk.

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their respective fair values because of the short-term maturity of these items. The carrying amount of the Company’s notes payable approximates fair value based on incremental borrowing rates for similar types of borrowing arrangements.

Research and Development Costs

Research and development costs are recognized in the period incurred in accordance with SFAS No. 2 Accounting for Research and Development Costs. Research and development expenses primarily include prototype development costs, contractor fees, and administrative expenses directly related to research and development support.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computer equipment and software are depreciated generally over 4 years; furniture and office equipment are depreciated generally over 5 and 12 years respectively; and leasehold improvements are amortized over the estimated useful lives, or the term of the related leases, whichever is shorter. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable in accordance with SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets.

Intellectual Property

The costs of internally developing intellectual property that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole have been expensed as incurred pursuant to the requirements of SFAS No. 142, Goodwill and Other Intangible Assets. Legal fees, registration costs, and ongoing maintenance costs relating to intellectual property are capitalized as incurred and are amortized on a straight line basis over the estimated remaining statutory lives of the patents, ranging from one to twenty years. The Company evaluates the recoverability of its intellectual property periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. No impairments of intellectual property have been identified during the periods presented.

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005

Income Taxes

The Company provides for income taxes under the provisions of SFAS No. 109 Accounting for Income Taxes. The standard requires an asset and liability based approach in accounting for income taxes.

Deferred income tax assets and liabilities are recorded to reflect the tax consequences in future years of temporary differences between revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against assets that are not likely to be realized. Deferred tax assets and liabilities for each jurisdiction are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Income (Loss)

The Company reports comprehensive income / (loss) and its components in accordance with SFAS No. 130, Reporting Comprehensive Income. The Company’s comprehensive income / (loss) is comprised of net income / (loss) and foreign currency translation adjustments.

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectibility of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers.

Share-Based Payment

The Company accounts for grants under its Employee Stock Option Plan in accordance with SFAS No. 123(R), Share-Based Payment. The Company records the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award, if any, over the fair value of the original award.

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expenses on the accompanying statement of operations. Advertising costs during fiscal 2006 and 2005 were insignificant.

Loss per Share

Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net loss by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income / (loss) by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding. The Company excludes equity instruments from the calculation of diluted weighted average shares outstanding if the effect of including such instruments is antidilutive to earnings per share. For the periods presented all equity instruments are considered antidilutive.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (R), Share-Based Payment, which replaced SFAS No. 123, Accounting for Stock-Based Compensation, and superseded Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Under SFAS No. 123(R), the Company must determine the appropriate fair value method to be used for valuing share-based payments and the amortization method of compensation cost. The financial statements presented reflect the adoption of SFAS No. 123(R) for all periods.

In May 2005, the FASB issued SFAS No. 154 Accounting Changes and Error Corrections, which requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. All periods are presented in accordance with SFAS No. 154.

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005

In June 2005, the FASB issued FSP FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”), which provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the “Directive”), adopted by the European Union (“EU”). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive’s adoption into law by the applicable EU member countries in which the manufacturers have significant operations. To date, FSP 143-1 has not had a material impact on its consolidated results of operations and financial condition.

Note 2 - Company Restructuring

The Company and its wholly owned subsidiaries and predecessor entities have been held under the common control of its principal stockholder, K One W One Limited (K1W1) since its inception in May 1999 through and as of January 31, 2006.

The Company’s predecessor entity, Deep Video Imaging Limited (DVIL) was incorporated in May, 1999 as a New Zealand corporation. DVIL’s principal operations consisted of researching, developing, patenting, and trade-marking multi-layer display technology for numerous user applications.

In September, 2004 DVIL transferred its intellectual property assets to its newly formed and wholly owned subsidiary PureDepth Limited (PDL), a New Zealand corporation.

In March, 2005 DVIL transferred the remainder of its assets and liabilities, operations, and company administration to PureDepth Incorporated Limited (PDIL), a newly formed New Zealand corporation wholly owned by PDL. This transfer resulted in DVIL becoming a holding company for investments in PDL and PDIL.

In April, 2005 PDL formed PureDepth, Inc. (PDI), a wholly owned United States subsidiary incorporated in the State of California. During the ten months ended January 31, 2006 a number of stock transfers occurred between the predecessor entities and the wholly owned subsidiaries resulting in PureDepth, Inc. (the Company) becoming the parent company of the group and DVIL being excluded from the group entity.

As a result of the Company, its wholly owned subsidiaries, and predecessor entities being under the common control of its principal stockholder, K1W1, the above restructuring transactions have been accounted in the manner of a pooling of interests in accordance with SFAS No. 141 Business Combinations.

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005
Note 3 - Property and equipment

Property and equipment, net, consist of the following:

	January 31,	March 31,
	2006	2005
Computer Hardware	$37,275	$120,015
Computer Software	10,485	86,706
Plant and Equipment	205,754	258,911
Less: Accumulated Depreciation	(93,134)	(195,139)
	$160,380	$270,493

Depreciation expense for 2006 and 2005 totaled $120,348 and $63,335, respectively.

Note 4 - Intellectual Property

Intellectual property consists of:
	January 31,	March 31,
	2006	2005
Patents	$1,775,313	$1,548,739
Software development costs	70,456	73,060
Other acquired intangibles	2,299,509	2,384,501
Less accumulated amortization	(1,600,856)	(1,401,242)
	$2,544,422	$2,605,058

Amortization for 2006 and 2005 totaled $256,007 and $342,911, respectively. Amortization expense for the next five years is summarized in the following table:

Year ended January 31,
2007	$288,741
2008	285,376
2009	285,376
2010	285,376
2011	285,376
Thereafter	1,114,177

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005
Note 5 -  Related Party Transactions

At April 1, 2004 the Company had convertible related party notes payable due to its majority shareholder, K1W1, totaling $1,295,552. During the twelve months ended March 31, 2005 the Company received $1,107,663 in exchange for additional notes payable. At March 31, 2005 all of the debt was exchanged for 1,545,560 shares of the Company’s common stock at $1.75 per share for total debt extinguishment of $2,704,782. For financial reporting purposes the equity amount includes forgiven accrued interest.

During the ten months ended January 31, 2006 the Company received $2,682,775 in exchange for notes payable with its majority shareholder, K1W1. During the period ended January 31, 2006 $2,119,506 of the debt was converted to 2,700,000 shares of common stock at $0.785 per share. For financial reporting purposes the equity amount includes forgiven accrued interest.

At January 31, 2006, the Company had notes payable due to K1W1 of $774,330. The loan carries an imputed interest rate of 10% and is due on demand.

In July 2005, David Hancock, Chairman, exercised options and received 441,610 shares of common stock in PDL as part of the Executive Share Option Plan No 3 issued by the predecessor company, DVIL. These shares were issued in September 2005 and immediately exchanged at fair market value for the same number of shares in the Company.

The Company has a consulting services agreement with D H Strategies, Inc. whose owner is the Company’s Chairman, David Hancock. For the periods ended January 31, 2006 and March 31, 2005 the Company paid $83,914 and $198,494, respectively related to the contract.

Note 6 -  Notes Payable

The Company had the following obligations outstanding:

January 31,
2006
Note payable, including imputed
interest at 10%, payable in equal
annual installments of $175,000
through January 31, 2011, secured
by intellectual property	$663,560

Other	28,901

Less amount classified as current:	(137,908)

Total long term debt	$554,553

   Future maturities of long term debt, exclusive of imputed interest, are as follows:

2007	$137,908
2008	119,527
2009	131,480
2010	144,628
2011	158,918

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005
Note 7 -  Stockholders’ Equity

Common stock

At March 31, 2004 there were 3,404,256 shares of common stock of the Company’s predecessor entity, DVIL and its wholly owned subsidiaries, issued and outstanding.

On March 30, 2005 DVIL issued 1,545,560 shares of its common stock at $1.75 per share to its majority shareholder, K1W1, in exchange for the extinguishment of debt totaling $2,704,784.

On July 19, 2005 PDL issued 2,700,000 shares of common stock at $0.785 per share to its majority shareholder, K1W1, in exchange for the forgiveness of debt totaling $2,119,506.

On July 19, 2005 PDL issued 441,610 shares of common stock to its Chairman at $1.36 per share for the exercise of options.

On September 15, 2005, 4,949,816 shares of DVIL common stock were effectively transferred out of the consolidated Company.

On September 15, 2005, PDL issued 12,200,001 shares of common stock at $0.35 per share in exchange for the net equity of its predecessor entity, DVIL.

On September 17, 2005 the Company issued 15,341,611 shares of common stock to the stockholders of PDL in exchange for all the outstanding shares in PDL.

On January 27, 2006 the Company issued 1,371,158 shares of common stock for cash totaling $1,112,895, net of issuance costs of $258,263, as part of a private placement offering. Each unit in the offering consists of 2 shares of common stock of the Company and one warrant to purchase an additional share of common stock at $2.75 and one warrant to purchase an additional share of common stock at $2.00 per share.

Stock subscriptions

At January 31, 2006 the Company received $350,000, net of related issuance costs, in a private placement for the subsequent issuance of 175,000 units at a price of $2 per unit. Each unit is comprised of two common shares of the Company, one three year warrant to purchase an additional share of common stock of the Company at an exercise price of $2.75, and a six month warrant to purchase an additional share of common stock of the Company at an exercise price of $2.00.

The total units available for issue in the private placement are 4,200,000, the majority of which were subscribed subsequent to January 31, 2006.

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005

Stock option plan

As of January 31, 2006, the Company has a share-based compensation arrangement, which is described below. The Company’s Second Amended and Restated Executive Share Option Plan Number 3 ("the Plan"), which is shareholder-approved, permits the grant of share options and shares to its employees.  Option awards have generally been granted with an exercise price equal to the market price of the Company’s stock at the date of grant; the option awards generally vest in six equal semi-annual installments beginning six months from the date of grant, and have a seven year contractual term from the date of vesting. Certain option awards are dilution protected and revisions to the numbers of options granted occur in the event of a substantive capital change. An estimated 661,658 options will be granted to existing employees pursuant to the capital raising described in Note 13 if the maximum amount of capital is raised in the offering.

The current plan is an amendment of the First Amended and Restated Executive Share Option Plan Number 3 which was adopted by PureDepth Limited, a subsidiary of the Company. The First Amended Plan, in turn, was a successor plan to Executive Share Option Plan Number 3 of Deep Video Imaging Limited. The predecessor options were denominated in New Zealand dollars; options under the current plan are exercisable in US dollars. Options granted in each successor plan were designed to replace, without modification of terms, options of the predecessor plan. Awards under the successor plans which did result in either a modification or a new award of executive options, were assigned a grant date fair value which is charged to expense over the expected service period of the recipient, which approximates the vesting period.

The fair value of each option award was estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities were based on historical volatility of similar companies considering characteristics such as industry, stage of life cycle, size, financial leverage, and other factors. The Company used historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is the contractual term, generally six to nine years. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury rate in effect at the time of grant.

	2006	2005
Expected volatility	52%	49%-52%

Expected forfeiture rate	3%	18%

Expected dividends	0%	0%

Expected term (in years)	8.5	8.5

Risk-free rate	3.73%	1.05%-2.75%

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005

A summary of option activity under the Plan as of January 31, 2006, and changes during the period from the inception of the existing Plan to January 31, 2006 is presented below.

Options	Shares	Weighted-	Weighted-	Aggregate
		Average	Average	Intrinsic
		Exercise	Remaining	Value
		Price	Contractual	($)000
			Term (months)

Options in PureDepth Inc.
exchanged for options
in PureDepth Ltd (see below)	3,765,314	$0.65	84	$-

Options granted	587,604	$0.65	102	$-

Options forfeited	(171,622)	$0.65	77	$-

Outstanding, January 31, 2006	4,181,296	$0.65	79	$-

Exercisable at January 31, 2006	1,324,360	$0.65	74	$-

A summary of the predecessor plan operated by PureDepth Limited, a New Zealand subsidiary of the Company which was superseded by the current plan was as follows:

Options	Shares	Weighted-	Weighted-	Aggregate
		Average	Average	Intrinsic
		Exercise	Remaining	Value
		Price	Contractual	($000)
			Term (months)

Options of predecessor
entity outstanding at
April 1, 2004	783,643	$1.03	74	$702

Options forfeited	(27,820)	$3.24	74	-

Options granted	116,199	$2.43	84	$140

Options exercised	(179,171)	$0.06	65	$(842)

Options in predecessor
entity cancelled in exchange
for options in PureDepth Ltd	(692,851)	$2.60	75	$-

Options in PureDepth Ltd
Granted in the year	3,765,314	$1.59	58	$-

Options outstanding
March 31, 2005	3,765,314	$1.59	58	$-

Options exchanged for options
in PureDepth Inc.	(3,765,314)	$1.59	58	$-

Outstanding January 31, 2006	-	$-	-	$-

The weighted-average grant-date fair value of options in PureDepth Limited was US$ 1.59 for the year ended March 31, 2005.

As of January 31, 2006, there was $825,942 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 1.2 years.

The compensation cost that has been charged against income for these plans was $1,245,189, and $803,738 for 2006 and 2005, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was zero, due to the Company's net operating loss carry-forwards and the associated valuation allowance which results in an effective tax rate of zero. None of the compensation cost recognized for option issuances has been capitalized.

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005

Note 8 -  Income Taxes

Significant components of the Company's net deferred tax assets at January 31, 2006 consist of the following:

Deferred tax assets:
Net operating loss carry forwards	1,438,179
Fixed assets	26,351
Intellectual property	1,391,289
Total deferred tax assets	2,855,819
Valuation allowance	(2,855,819)
Net deferred tax assets	0

No deferred tax benefit has been recorded at January 31, 2006 due to a full valuation allowance against the deferred tax assets. A full valuation allowance has been established since it cannot be concluded that it is more likely than not that the deferred tax assets will be realized.

As of January 31, 2006, the Company has a federal net operating loss carry forward of $1,016,582 and a state net operating loss carry forward of $1,016,582. The Company also has a foreign net operating loss carry forward of $3,102,917. The federal carry forward expires in 2026 and the state carry forward expires in 2016. The foreign carry forward can be carried forward indefinitely unless a change in ultimate control of the loss companies results.

Utilization of the federal and state net operating loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005

 Note 9 - Other Income

During the 10 months ended January 31, 2006 the Company sold prototypes containing its internally developed hardware and software technology applications totaling $25,847. The $40,243 associated costs of assembling and applying the technology to the prototypes has been included in research and development expense.

During the year ended March 31, 2005 the Company sold hardware products on a wholesale basis that was not inclusive of the Company’s technology applications to one customer, Sammy Corporation. Total income related to the sale was $4,851,069 with the cost of the sale being $2,757,930 for net other income of $2,093,139. The Company’s inception to date other income is inclusive of similar transactions.

Note 10 - Leases

The Company leases office and warehouse space in Auckland, New Zealand. The lease expires on November 30, 2008 and requires monthly payments of $4,048.

The Company also leases office space in Redwood City, California. The lease expires May 31, 2008 and requires monthly payments of $4,910, for the first 12 month period and $5,131 for the second 12 month period.

The following table represents the Company’s future obligations related to the above operating leases:

Year	Amount
2007	$107,496
2008	109,264
2009	61,004
Total	$277,764

Total lease expense paid for the 10 months ended January 31, 2006 and the year ended March 31, 2005 was $27,473 and $22,789, respectively.

REDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005

Note 11- Loss per Share

The Company's loss per share of common stock is based on the weighted average number of common shares outstanding at the financial statement date consisting of the following:

	January 31, 2006	March 31, 2005
BASIC LOSS PER SHARE:
Net loss (numerator)	$(4,632,945)	$(1,863,784)
Shares outstanding (denominator)	13,887,002	10,658,675
Loss per basic share	$(0.33)	$(0.17)
FULLY DILUTED LOSS PER SHARE:
Net loss (numerator)	$(4,632,945)	$(1,863,784)
Shares outstanding (denominator)	13,887,002	10,658,675
Loss per basic share	$(0.33)	$(0.17)

Note 12 - Going Concern

The report of our independent auditors on the Company’s January 31, 2006 financial statements includes an explanatory paragraph indicating there is substantial doubt about the Company's ability to continue as a going concern. Management has developed a plan to address these issues that allow the Company to continue as a going concern through at least the end of fiscal 2007. This plan includes the exercising  of existing warrants issued through the private placement offering undertaken in fiscal 2005 and 2006 and reducing operating expenses as necessary. Although the Company believes the plan will be realized, there is no assurance that these events will occur.

In the event the Company is unsuccessful in its plans to finance operations through the above means it could be forced to significantly reduce its level of operations. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note 13 - Subsequent Events

Related Party Transaction

On February 23, 2006 the Company’s majority shareholder, K1W1, converted its loan of $772,286 in full to 386,143 units. Each unit represents two shares of common stock, or 772,286 shares, a warrant (A Warrant) to purchase one additional share of common stock at an exercise price of $2.75 per share, and a warrant (B Warrant) to purchase an additional share of common stock in the Company at an exercise price of $2.00 per share, as outlined in the Private Placement Offering (PPO) noted below. The outstanding interest in relation to the loan was forgiven by the shareholder effective at this date.

Change in Authorized Shares

To facilitate the increase in the size of the offering under the PPO, and the issuance of the B Warrant, the Company approved and effected an amendment to its Articles of Incorporation to increase the number of its authorized shares of common stock from 30,000,000 to 50,000,000. This amendment to the Articles of Incorporation was approved by the Board and holders of the majority of the then outstanding shares of common stock of the Company and filed with the Secretary of State of California on March 2, 2006.

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005

Private Placement Offering (PPO)

The Company entered into a PPO on September 16, 2005 offering a maximum of 2,700,000 units at $2.00 per unit. Each unit consists of two shares of the Company’s common stock and one warrant to purchase one additional share of common stock at an exercise price of $2.75 per share.

The majority of offering contributions were received subsequent to balance sheet date with the offering being closed in March 2006.

On March 16, 2006 a Second Supplement to the PPO was issued by the Company to provide amended and supplemental terms and other information to prospective investors in the offering described in the PPO dated September 16, 2006.

This Supplement provided for the following amendments:

a)	An increase in the size of the offering, pursuant to which the Company will offer and sell up to an aggregate of 4,200,000 units, for gross proceeds of the Company of up to $8,400,000;
b)	The incorporation of certain potential adjustments to the exercise price of the 3 year warrants (A Warrant) to purchase common stock in the Company at an exercise price of $2.75 per share;
c)	An amendment to the terms of the offer to include within each unit a warrant (B Warrant) to purchase an additional share of common stock in the Company at an exercise price of $2.00 per share.

Forward Triangular Merger

On March 31, 2006 and pursuant to an Agreement and Plan of Merger and Reorganization dated March 16, 2006, the Company entered into a forward triangular merger with PureDepth Technologies, Inc., a Delaware corporation and wholly owned subsidiary of Diamond One, Inc., a Colorado corporation quoted on the Over the Counter Bulletin Board. As a result of the merger, PureDepth Technologies, Inc. succeeded to the business of PureDepth, Inc. and survives as a wholly owned operating subsidiary of Diamond One, Inc. The merger was effected by the filing of a certificate of merger with the Delaware Secretary of State on March 31, 2006.

At the effective time of the merger, the legal existence of the Company ceased and all of the approximately 23,311,855 shares of the Company’s common stock that were outstanding immediately prior to the merger were cancelled. Simultaneously, the Company’s former shareholders received an aggregate of 233,115.85 shares of Diamond One, Inc’s Series A Preferred Stock, representing approximately 89% of the registrant’s outstanding voting power after the merger. In addition, all securities convertible into and exercisable for shares of the Company’s common stock (e.g., options and warrants) that were outstanding immediately prior to the merger were cancelled, and their holders received similar securities for the purchase of Diamond One, Inc. common stock. In total, former holders of Company securities now hold approximately 93% of the outstanding common stock of Diamond One, Inc. on a fully diluted basis.

Prior to the merger and pursuant to authority granted to it by the registrant’s articles of incorporation, as amended, Diamond One, Inc’s board of directors approved and adopted a Certificate of Designation relating to a new class of preferred stock denominated “Series A Preferred Stock.” On May 10, 2006 all outstanding shares of Series A Preferred Stock automatically converted into shares of common stock on a 229.021-for-1 basis upon the effectiveness of the amended Diamond One, Inc’s articles of incorporation increasing the number of shares of authorized common stock.

The merger represents a change in control of Diamond One, Inc. inasmuch as greater than 50% of the issued and outstanding voting stock of the registrant on a post-merger basis is now held by the former holders of the Company capital stock. In addition, and simultaneously with the effectiveness of the merger, the board of directors of Diamond One appointed Messrs. David Hancock, Fred Angelopoulos and Mark Kalow to its board of directors, and directors Troy Fullmer and Robert Chramosta thereupon resigned. Moreover, Messrs. Fullmer and Chramosta resigned their positions as officers of PureDepth Technologies, Inc. In their place, Fred Angelopoulos was appointed as its Chief Executive Officer and President, and Kristin Bowman was appointed as Chief Operating Officer, Secretary and acting Chief Financial Officer.

For a full description of the forward triangular merger transaction refer to Form 8-K filed with the Securities and Exchange Commission on April 6, 2006.

PUREDEPTH, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2006 and March 31, 2005
Stock Plan

A former employee of the Company, exercised 31,800 options in the Company at a strike price of $0.65 per share subsequent to balance sheet date. These shares were paid for and issued

As a result of the merger, all unvested stock options issued under the Executive Share Option Plan No 3 vested upon the execution date, March 31, 2006.

Options issued under the Plan, except those issued to David Hancock and Keith Phillips, carry anti-dilution rights in respect of units subscribed for and issued under the PPO. Upon closing of the PPO ( March 23, 2006 as noted below), further options are deemed to be issued to various holders under the Plan with subsequent vesting of those options occurring under the accelerated vesting provisions on the reverse acquisition date, being March 31, 2006.

Certain option awards under the Executive Share Option Plan No 3 are dilution protected and revisions to numbers of options granted may occur in the event of certain substantive capital changes of the Company.

Reincorporation Merger

On May 5, 2006 a special meeting of the shareholders of Diamond One, Inc., the parent of the Company post the forward triangular merger, was held to consider and act upon the following corporate actions:

(a)	a proposal to adopt amended and restated articles of incorporation for Diamond One, Inc.; and
(b)
a proposal to reincorporate Diamond One, Inc. in the State of Delaware by merging Diamond One, Inc. with and into PureDepth Technologies, Inc., the wholly owned subsidiary of Diamond One, Inc. and surviving company of the merger.

On May 8, 2006 the name of PureDepth Technologies, Inc., the surviving reincorporation merger entity, was changed to PureDepth, Inc.

Diamond One, Inc.
Proforma Financial Statements

Introduction

On March 31, 2006, PureDepth, Inc., a California corporation, (PureDepth) merged with and into PureDepth Technologies, Inc. (PureDepth Technologies), a Delaware Corporation and wholly owned subsidiary of Diamond One, Inc. (Diamond One). As a result of the merger, PureDepth Technologies succeeded to the business of PureDepth, Inc., and survives as a wholly owned operating subsidiary of Diamond One.

At the effective time of the merger, the legal existence of PureDepth ceased and all of the approximately 23,311,855 shares of PureDepth common stock that were outstanding immediately prior to the merger were cancelled. Simultaneously, PureDepth’s former shareholders received an aggregate of 233,118.55 shares of Diamond One’s Series A Preferred Stock, representing approximately 89% of the outstanding voting power after the merger. In addition, all outstanding and committed options and warrants to purchase PureDepth common stock were cancelled, and their holders received similar securities for the purchase of Diamond One common stock. Immediately following the transaction, the former holders of PureDepth securities hold approximately 93% of the outstanding common stock of Diamond One on a fully diluted basis.

The Series A Preferred Stock is convertible into shares of Diamond One common stock on a 229.021-for-1 basis. Holders of Series A Preferred Stock will not be entitled to dividends or any preference upon liquidation other than receipt of the aggregate par value of their preferred shares. Holders of Series A Preferred Stock are entitled to vote on matters submitted to a vote of the Company’s shareholders on an as-if-converted basis. The shares are to be converted, and common shares issued upon the approval by Diamond One shareholders of an increase in the number of shares of common stock authorized for issuance under Diamond One’s articles of incorporation, as amended.

The merger results in a change of control of Diamond One. The transaction has been accounted for as a forward triangular merger, and for financial reporting purposes, PureDepth is considered the accounting acquiror.

For purposes of the proforma balance sheet, the transaction is reflected as if it occurred on January 31, 2006. For purposes of the proforma statements of operations, the transaction is recorded as if it occurred on April 1, 2004. As the book value of Diamond One's assets and liabilities approximates fair value, no goodwill was recorded in the purchase. The financial information has been derived from and should be read in connection with the historical financial statements of PureDepth Inc. and Diamond One Inc.

DIAMOND ONE, INC.
Proforma Balance Sheet
January 31, 2006 (unaudited)

ASSETS
	PUREDEPTH INC AND AFFILIATES	DIAMOND ONE INC	PROFORMA ADJUSTMENTS	PROFORMA COMBINED
Current Assets
Cash	$857,998	$3,720	$-	$861,718
Accounts receivable	71,995	3,228		75,223
Other current assets	53,484	79,804		133,288
Total current assets	983,477	86,752		1,070,229
Property and equipment (net)	160,380	20,657		181,037
Other Assets
Patents (net)	2,544,422			2,544,422
Other assets	-	1,000		1,000
Total other assets	2,544,422	1,000		2,545,422
Total assets	$3,688,279	$108,409	$-	$3,796,688
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accruals	$382,284	$9,177	$-	$391,461
Notes payable	137,908	121,500		259,408
Related party note payable	774,330	-		774,330
Total current liabilities	1,294,522	130,677		1,425,199
Long-Term Liabilities
Note payable	554,553	-		554,553
Total long-term liabilities	554,553	-		554,553
Commitments and Contingencies	-	-		-
Stockholders' Equity

Preferred stock, no par value, 1,000,000 shares authorized 233,118.55 shares issued and outstanding			15,057,912	15,057,912

Common stock, no par value, 30,000,000 shares authorized 16,712,769 shares issued and outstanding	15,075,180	14,256	(15,089,436)	-
Subscriptions received	350,000	(5,000)	-	345,000
Additional paid-in-capital	2,007,722	181,549	(181,549)	2,007,722
Accumulated other comprehensive income	(744,033)	-	-	(744,033)
Accumulated deficit	(14,849,665)	(213,073)	213,073	(14,849,665)
Total stockholders' equity	1,839,204	(22,268)	-	1,816,936
Total liabilities and stockholders' equity	$3,688,279	$108,409	$-	$3,796,688

DIAMOND ONE, INC.
Proforma Statement of Operations
For the period January 31, 2006 (unaudited)

	PureDepth Inc. and Affiliates ten months January 31 2006	Diamond One, Inc. twelve months January 31 2006	Proforma Adjustments	Proforma Combined Period ended January 31 2006
Net sales	$-	$592,309		$592,309
Cost of goods sold	-	504,632		504,632
Gross profit (loss)	-	87,677		87,677
Expenses
Depreciation and amortization	376,355	1,895		378,250
Research and development	472,841	-		472,841
Marketing	120,721	14,724		135,445
Loss on sale of assets	94,285	-		94,285
Professional	455,410	19,058		474,468
Other general and administrative	3,134,053	93,141		3,227,194
Total operating expenses	4,653,665	128,818		4,782,483
Loss from operations	(4,653,665)	(41,141)		(4,694,806)
Other Income (Expense)
Interest income	1,499	0		1,499
Interest expense	(79,710)	(5,354)		(85,064)
Exchange loss	(29,815)	-		(29,815)
Grant receipts	102,899	-		102,899
Other income	25,847	-		25,847
Total other income (expense)	20,720	(5,354)		15,366
Loss before income taxes	(4,632,945)	(46,495)		(4,679,440)
Provision for income taxes	-	-	-	-
Net loss	$(4,632,945)	$(46,495)	$-	$(4,679,440)
Loss per share - basic and diluted	$(0.33)	$(0.00)		$(0.07)

Weighted average shares outstanding - as-if converted	13,887,002	13,706,771	38,986,847	66,580,620

DIAMOND ONE, INC.
Proforma Statement of Operations
For the period March 31, 2005 (unaudited)

	PureDepth Inc. and Affiliates twelve months March 31, 2005	Diamond One, Inc. twelve months January 31 2005	Proforma Adjustments	Proforma Combined Period ended March 31 2005
Net sales	$-	$465,209		$465,209
Cost of goods sold	-	420,694		420,694
Gross profit	-	44,515		44,515
Expenses
Depreciation and amortization	406,246	426		406,672
Research and development	287,785	-		287,785
Marketing	402,892	15,325		418,217
Loss on sale of assets	15,073	-		15,073
Professional	483,548	27,218		510,766
Other general and administrative	2,114,981	53,988		2,168,969
Total operating expenses	3,710,525	96,957		3,807,482
Loss from operations	(3,710,525)	(52,442)		(3,762,967)
Other Income (Expense)
Interest income	2,529	0		2,529
Interest expense	(240,657)	(3,588)		(244,245)
Exchange loss	(98,548)	-		(98,548)
Grant receipts	90,278	-		90,278
Other income	2,093,139	-		2,093,139
Total other income (expense)	1,846,741	(3,588)		1,843,153
Loss before income taxes	(1,863,784)	(56,030)		(1,919,814)
Provision for income taxes	-	-		-
Net loss	$(1,863,784)	$(56,030)		$(1,919,814)
Loss per share - basic and diluted	$(0.17)	$(0.00)		$(0.03)
Weighted average shares outstanding - basic and diluted	10,658,375	12,108,114	42,215,174	64,981,663

57,146,918 shares
of common stock

PureDepth, Inc.

______________________

PROSPECTUS
______________________

_______, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Under provisions of the certificate of incorporation and bylaws of the registrant, directors and officers will be indemnified for any and all judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys fees, in connection with threatened, pending or completed actions, suits or proceedings, whether civil, or criminal, administrative or investigative (other than an action arising by or in the right of the registrant), if such director or officer has been wholly successful on the merits or otherwise, or is found to have acted in good faith and in a manner he or she reasonably believes to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, directors and officers will be indemnified for reasonable expenses in connection with threatened, pending or completed actions or suits by or in the right of registrant if such director or officer has been wholly successful on the merits or otherwise, or is found to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant, except in the case of certain findings by a court that such person is liable for negligence or misconduct in his or her duty to the registrant unless such court or the Delaware Court of Chancery also finds that such person is nevertheless fairly and reasonably entitled to indemnity. The registrant’s Certificate of Incorporation also eliminates the liability of directors of the registrant for monetary damages to the fullest extent permissible under Delaware law.

Section 145 of the Delaware General Corporation Law states:

(a) A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action arising by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper.

Item 25. Other Expenses of Issuance and Distribution.

The registrant estimates that expenses payable by the registrant is connection with the offering described in this Registration Statement will be as follows:

SEC registration fee	$12,000
Legal fees and expenses	$20,000
Accounting fees and expenses	$100,000
Printing and engraving expenses	$5,000
Miscellaneous	$5,000
Total	$142,000

Item 26. Recent Sales of Unregistered Securities.

For sales of unregistered securities made by Diamond One, Inc. since its inception until the Merger, please refer to its Registration Statement on Form SB-2 filed with the Commission on September 20, 2004 and its annual and quarterly reports since such date.

The following summarizes all sales of unregistered securities by PureDepth (and its predecessor in interest) during the past three fiscal years (each of which is set forth in terms of pre-Merger PureDepth securities and per share amounts).

During the fiscal year ended March 31, 2004, the Company's predecessor issued options to purchase an aggreegate of 548,997 shares of common stock at an exercise price of $0.29 per shares in compensation for employee services.

On March 30, 2005, the Company's predecessor issued 1,545,560 shares of its common stock at $1.75 per share to its majority shareholder, K1W1, in exchange for the extinguishment of debt totaling $2,704,784.

During the fiscal year ended March 31, 2005, the Company's predecessor issued options to purchase an aggregate of 803,738 shares of common stock at an exercise price of $0.29 per shares in compensation for employee services.

During the fiscal year ended March 31, 2004 DVIL, the predecessor holder of the Company’s assets, issued 1,811,819 shares of common stock at $2.63 per share to existing stockholders as a result of various financing arrangements. This resulted in 3,404,256 shares of common stock of DVIL being outstanding at March 31, 2004.

On September 23, 2004, PDL, a wholly owned subsidiary of DVIL, issued 12,200,001 shares of common stock at $0.35 per share in exchange for net equity of the DVIL group.

On July 19, 2005, PDL issued 2,700,000 shares of common stock at $0.785 per share to its majority shareholder, K1W1, in exchange for the forgiveness of debt totaling $2,119,506.

On July 19 2005, the Company issued 441,610 shares of common stock upon the exercise by David Hancock, its director, of options with an exercise price of $1.36 per share.

In July 2005, the Company issued options to purchase an aggregate of 1,245,189 shares of common stock at an exercise price of $0.29 per share in compensation for employee services.

On September 15, 2005 the Company also issued 15,341,611 shares of common stock to the stockholders of PDL in exchange for all the shares in PDL, the Company’s predecessor entity.

On January 27, 2006 and March 1, 2006, the Company issued, in a private placement offering, 3,969,222 units of its securities at a price of $2.00 per unit. Under this placement, the Company issued 7,938,444 shares of the Company’s common stock, warrants to purchase an aggregate of 3,969,222 shares of the Company’s common stock at an exercise price of $2.75 per share, and warrants to purchase an aggregate of 3,969,222 shares of the Company’s common stock at an exercise price of $2.00 per share.

Except as noted above, the sales of the securities identified above were made pursuant to privately negotiated transactions that did not involve a public offering of securities and, accordingly, Cougar believes that these transactions were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and and/or Rule 506 promulgated thereunder. Each of the above-referenced investors in Cougar’s stock represented to Cougar in connection with their investment that they were “accredited investors” (as defined by Rule 501 under the Securities Act) and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 27. Exhibits.

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
2.1
Agreement and Plan of Merger dated March 16, 2006 by and among PureDepth, Inc., PureDepth Technologies, Inc. and Diamond One, Inc. (incorporated by reference to Exhibit 2 the Company’s Current Report on Form 8-K filed on March 20, 2006)

3.1	Certificate of Incorporation

3.2	Certificate of Merger relating to the merger of PureDepth, Inc. (California) with and into PureDepth Technologies, Inc.

3.3	Certificate of Merger relating to short-form merger of PureDepth, Inc. (f/k/a Diamond One, Inc.) with and into PureDepth, Inc. (f/k/a PureDepth Technologies, Inc.) (to be filed by amendment)

3.4	Certificate of Designation of Series A Convertible Preferred Stock

3.5	Bylaws of the Company

4.1	Form of A-Warrant

4.2	Form of B-Warrant

4.3	Form of Agent Warrant

5.1	Opinion of Maslon Edelman Borman and Brand, LLP

10.1	Employment Agreement with Fred Angelopoulos dated March 31, 2005

10.2	Employment Agreement with Kristin Bowman dated March 31, 2005

10.3	Letter Offer Agreement with David Hancock dated May 30, 2006

10.4	Master License Agreement between PureDepth Limited and PureDepth, Inc.

10.5	Agreement dated May 16, 2005 by and among the Company, DRS Electronic Systems, Inc. and DRS Laurel Technologies ++

10.6	Exclusive Sales and Distribution License Agreement by and among the Company, Sanyo Sales and Marketing Corporation and SANYO Electric System Solutions Co., Ltd. ++

10.7	2006 Stock Option Plan

16.1	Letter of Comiskey & Company P.C. dated April 13, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 16, 2006)

23.1	Consent of Mark Bailey and Company

23.2	Consent of Maslon Edelman Borman and Brand, LLP (included in Exhibit 5.1)
____________________

++	Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 406 of the Securities Exchange Act of 1933, as amended.

Item 28. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on May 30, 2006.

PUREDEPTH, INC.

By:	/s/ Fred Angelopoulos
Fred Angelopoulos Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature to this Registration Statement appears below hereby constitutes and appoints Fred Angelopoulos and Kristin Bowman, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his or her behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments to this Registration Statement and any and all instruments or documents filed as part of or in connection with this Registration Statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date
/s/ Fred Angelopoulos
Fred Angelopoulos	Chief Executive Officer and Director (Principal Executive Officer)	May 30, 2006

/s/ Kristin Bowman
Kristin Bowman	Chief Operating Officer, Secretary and Acting Chief Financial Officer (Principal Accounting and Financial Officer)	May 30, 2006

/s/ David Hancock
David Hancock	Director	May 30, 2006

/s/ Mark Kalow
Mark Kalow	Director	May 30, 2006

EXHIBIT INDEX

Exhibit No.	Description
2.1
Agreement and Plan of Merger dated March 16, 2006 by and among PureDepth, Inc., PureDepth Technologies, Inc. and Diamond One, Inc. (incorporated by reference to Exhibit 2 the Company’s Current Report on Form 8-K filed on March 20, 2006)

3.1	Certificate of Incorporation

3.2	Certificate of Merger relating to the merger of PureDepth, Inc. (California) with and into PureDepth Technologies, Inc.

3.3	Certificate of Merger relating to short-form merger of PureDepth, Inc. (f/k/a Diamond One, Inc.) with and into PureDepth, Inc. (f/k/a PureDepth Technologies, Inc.) (to be filed by amendment)

3.4	Certificate of Designation of Series A Convertible Preferred Stock

3.5	Bylaws of the Company

4.1	Form of A-Warrant

4.2	Form of B-Warrant

4.3	Form of Agent Warrant

5.1	Opinion of Maslon Edelman Borman and Brand, LLP

10.1	Employment Agreement with Fred Angelopoulos dated March 31, 2005

10.2	Employment Agreement with Kristin Bowman dated March 31, 2005

10.3	Letter Offer Agreement with David Hancock dated May 30, 2006

10.4	Master License Agreement between PureDepth Limited and PureDepth, Inc.

10.5	Agreement dated May 16, 2005 by and among the Company, DRS Electronic Systems, Inc. and DRS Laurel Technologies ++

10.6	Exclusive Sales and Distribution License Agreement by and among the Company, Sanyo Sales and Marketing Corporation and SANYO Electric System Solutions Co., Ltd. ++

10.7	2006 Stock Option Plan

16.1	Letter of Comiskey & Company P.C. dated April 13, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 16, 2006)

23.1	Consent of Mark Bailey and Company

23.2	Consent of Maslon Edelman Borman and Brand, LLP (included in Exhibit 5.1)
____________________

++	Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 406 of the Securities Exchange Act of 1933, as amended.